Orbis
Grupa Hotelowa

Warsaw, 2008-02-28

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

SEC Mail Processing
Section

MAR 11 2008

Washington, DC
110

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the condensed statutory and condensed consolidated interim financial statements for the fourth quarter 2007 no 4/2007.

Best regards

Marcin Szewczykowski
Member of the Management Board

08001284

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

SEC Mail Processing
Section

MAR 11 2008

Washington, DC
110

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at December 31, 2007 and for 12 months ended on December 31, 2007

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at December 31, 2007, September 30, 2007 and December 31, 2006

Assets	balance as at December 31, 2007	balance as at September 30, 2007	balance as at December 31, 2006
Non-current assets	**2 095 645**	**2 044 878**	**2 039 955**
Property, plant and equipment	1 932 140	1 877 383	1 874 497
Intangible assets, of which:	110 025	109 785	110 041
- goodwill	107 708	107 708	107 708
Investment in an associated company consolidated using the equity method of accounting	8 058	10 261	7 989
Available-for-sale financial assets	547	631	662
Other financial assets	3 972	4 366	3 612
Investment property	39 736	41 224	41 882
Other long-term investments	552	552	552
Deferred income tax assets	615	676	720
Current assets	**246 081**	**263 290**	**217 954**
Inventories	9 385	8 952	9 188
Trade receivables	59 930	92 160	55 263
Income tax receivables	26	28	55
Other short-term receivables	63 373	54 409	46 065
Financial assets at fair value through profit or loss	6 986	15 183	136
Cash and cash equivalents	106 381	92 558	107 247
Non-current assets held for sale	**24 069**	**17 177**	**7 143**
Total assets	**2 365 795**	**2 325 345**	**2 265 052**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET, continued

as at December 31, 2007, September 30, 2007 and December 31, 2006

Equity and Liabilities	balance as at December 31, 2007	balance as at September 30, 2007	balance as at December 31, 2006
Total equity	**1 799 257**	**1 706 790**	**1 661 720**
Capital and reserves attributable to equity holders of the Company	**1 797 484**	**1 705 223**	**1 660 003**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Foreign currency translation reserve	(860)	(697)	(628)
Retained earnings	1 147 257	1 054 833	1 009 544
Minority holdings	**1 773**	**1 567**	**1 717**
Non-current liabilities	**299 896**	**337 202**	**343 813**
Borrowings	190 154	230 542	230 305
Deferred income tax liability	67 587	62 057	70 169
Other non current liabilities	5 993	7 314	10 168
Provision for pension and similar benefits	36 111	37 238	33 120
Provisions for liabilities	51	51	51
Current liabilities	**266 642**	**281 353**	**259 519**
Borrowings	86 065	95 970	85 565
Trade payables	92 155	71 979	89 323
Current income tax liabilities	7 419	5 732	219
Other current liabilities	71 973	100 028	71 699
Provision for pension and similar benefits	6 906	5 886	5 863
Provisions for liabilities	2 124	1 758	6 850
Total equity and liabilities	**2 365 795**	**2 325 345**	**2 265 052**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 12 months and for 3 months ended on December 31, 2007 with comparable figures for the year 2006

	3 months ended on December 31, 2007	12 months ended on December 31, 2007	3 months ended on December 31, 2006	12 months ended on December 31, 2006
Net sales of services	264 965	1 156 566	243 381	1 057 104
Net sales of products, merchandise and raw materials	1 311	6 298	1 955	7 406
Cost of services, products, merchandise and raw materials sold	(197 819)	(840 804)	(193 141)	(784 625)
Gross profit on sales	**68 457**	**322 060**	**52 195**	**279 885**
Other operating income	93 393	109 133	46 371	63 481
Distribution & marketing expenses	(16 409)	(62 226)	(17 812)	(61 749)
Overheads & administrative expenses	(45 402)	(168 987)	(44 873)	(157 633)
Other operating expenses	(7 308)	(17 787)	(13 516)	(23 237)
Net impairment reversal	26 092	26 092	27 041	27 041
Operating profit	**118 823**	**208 285**	**49 406**	**127 788**
Financial income	25	69	60	106
Financial expenses	(4 002)	(16 209)	(4 621)	(17 083)
Share in net profits of subsidiaries, affiliates and associated companies	(2 203)	69	755	2 769
Profit before tax	**112 643**	**192 214**	**45 600**	**113 580**
Income tax expense	(20 388)	(39 153)	(8 566)	(24 692)
Net profit for the period	**92 255**	**153 061**	**37 034**	**88 888**
Ascribed to:				
Shareholders of the controlling company	92 424	153 380	37 281	88 773
Minority shareholders	(169)	(319)	(247)	115
	92 255	**153 061**	**37 034**	**88 888**
Earnings per common share (in PLN)				
Earnings per share attributable to the equity holders of the Company for the period	2,01	3,33	0,81	1,93

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 12 months and for 3 months ended on December 31, 2007 and 12 months comparable for the year 2006

	Capital attributable to equity holders of the Company					
	Share capital	Other Capital	Foreign currency translation reserve	Retained earnings	Minority interests	Total
Twelve months ended on December 31, 2006						
Balance as at January 1, 2006	**517 754**	**133 333**	**(673)**	**936 438**	**1 602**	**1 588 454**
- profit (loss) for the financial year	0	0	0	88 773	115	**88 888**
- translation differences on consolidation	0	0	45	0	0	**45**
Total recognised income	**0**	**0**	**45**	**88 773**	**115**	**88 933**
dividends	0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2006	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
Twelve months ended on December 31, 2007						
Balance as at January 1, 2007	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
- profit (loss) for the period	0	0	0	153 380	(319)	**153 061**
- translation differences on consolidation	0	0	(232)	0	0	**(232)**
- others	0	0	0	0	375	**375**
Total recognised income	**0**	**0**	**(232)**	**153 380**	**56**	**153 204**
dividends	0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2007	**517 754**	**133 333**	**(860)**	**1 147 257**	**1 773**	**1 799 257**
of which : three months ended on December 31, 2007						
Balance as at October 1, 2007	**517 754**	**133 333**	**(697)**	**1 054 833**	**1 567**	**1 706 790**
- profit (loss) for the period	0	0	0	92 424	(169)	**92 255**
- translation differences on consolidation	0	0	(163)	0	0	**(163)**
- others	0	0	0	0	375	**375**
Total recognised income	**0**	**0**	**(163)**	**92 424**	**206**	**92 467**
dividends	0	0	0	0	0	**0**
Balance as at December 31, 2007	**517 754**	**133 333**	**(860)**	**1 147 257**	**1 773**	**1 799 257**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for 12 months and for 3 months ended on December 31, 2007 with comparable figures for the year 2006

	3 months ended on December 31, 2007	12 months ended on December 31, 2007	3 months ended on December 31, 2006	12 months ended on December 31, 2006
OPERATING ACTIVITIES				
Profit before tax	**112 643**	**192 214**	**45 600**	**113 580**
Adjustments:	**(80 689)**	**32 289**	**34 624**	**104 900**
Share in net profit (loss) of companies consolidated using the equity method of accounting	2 203	(69)	(755)	(2 769)
Depreciation and amortization	30 860	153 870	41 306	152 743
(Gain) loss on foreign exchange differences	(323)	(748)	(222)	(301)
Interests	4 246	16 248	4 806	16 516
(Profit) loss on investing activity	(94 222)	(93 236)	(36 666)	(38 760)
Change in receivables	26 943	(24 797)	49 154	(10 603)
Change in current liabilities, excluding borrowinç	(25 232)	10 833	4 284	16 186
Change in provisions	259	(692)	(451)	(2 136)
Change in inventories	(433)	(197)	745	248
Other adjustments	(24 990)	(28 923)	(27 577)	(26 224)
Cash from operating activities	**31 954**	**224 503**	**80 224**	**218 480**
Income tax paid	(13 134)	(36 449)	(11 010)	(21 040)
Net cash flow from operating activities	**18 820**	**188 054**	**69 214**	**197 440**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	121 169	132 649	47 535	63 096
Procceds from sale of investment property	3 375	3 375	0	0
Proceeds from sale of shares in related entities	1 210	1 210	0	0
Proceeds from sale of short-term securities	18 197	114 392	141 828	632 041
Interests income	8	111	167	376
Other investing income	5	54	52	65
Purchase fo property, plant and equipment and intangible assets	(83 560)	(244 160)	(67 344)	(236 987)
Purchase of related entities	(649)	(1 878)	(643)	(1 872)
Purchase of short-term securities	(9 969)	(121 232)	(113 592)	(598 582)
Other investing cash flow	(5)	(5)	(60)	(60)
Net cash flow from investing activities	**49 781**	**(115 484)**	**7 943**	**(141 923)**
FINANCING ACTIVITIES				
Proceeds from borrowings	1 275	9 700	2 500	54 677
Other financial income	164	166	0	48
Repayment of borrowings	(47 820)	(48 421)	(39 379)	(49 589)
Interest payment	(7 527)	(16 156)	(6 944)	(15 933)
Dividends paid to Shareholders	0	(15 667)	0	(15 667)
Financial lease payments	(695)	(2 676)	(1 695)	(2 888)
Other financial cash flow	(175)	(382)	(52)	(459)
Net cash flow from financing activities	**(54 778)**	**(73 436)**	**(45 570)**	**(29 811)**
Change in cash and cash equivalents	**13 823**	**(866)**	**31 587**	**25 706**
Cash and cash equivalents at the beginning of period	**92 558**	**107 247**	**75 660**	**81 541**
Cash and cash equivalents at the end of period	**106 381**	**106 381**	**107 247**	**107 247**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT DECEMBER 31, 2007 AND FOR 12 MONTHS ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs approx. 3.4 thousand persons and operates a network of 42 hotels (8,396 rooms) in 27 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap (managed by Hekon Hotele Ekonomiczne S.A.).

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Orbis Travel Sp. z o.o., Orbis Transport Sp. z o.o. and its associate Orbis Casino Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Major companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of eight Ibis economy hotels, two Novotels and three Etaps in Częstochowa and Szczecin and Warsaw, offering in aggregate 1,889 rooms in 8 towns in Poland. Moreover, the company manages the Ibis Stare Miasto Hotel in Warsaw. Hekon - Hotele Ekonomiczne S.A. operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent and a leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport Sp. z o.o. is the largest Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

Orbis Kontrakty Sp. z o.o. is a company dealing with the organization of purchases for the hotels of the Orbis Hotel Group.

The full list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements **have been prepared as at December 31, 2007 and for 12 months ended December 31, 2007.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the interim, consolidated financial statements for the 1st half of 2007. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. The Orbis Group ended the year with a good net result. The growth of 72.2 % has been achieved thanks to the growth of margin in the operating activity and sale transactions in real properties (for more information please refer to section 2.2.2: "Strategy of the Orbis Hotel Group", section 4.1, section 5).
2. The operational rations confirm the good business standing of the Orbis Hotel Group. The occupancy rate throughout the 4th quarter remained at over 52%. The average rate per room increased by 7% yoy, while RevPAR grew by almost 11% yoy. The results for 12 months are even more favorable (please refer to section 4.2 of this report for details).
3. On November 20, 2007, Orbis S.A. held an Extraordinary General Meeting of its Shareholders, which adopted amendments of the Company's Statutes and gave consent for the sale of some of the Company's real properties (for more detailed information please refer to the current report no 29).
4. On December 13, 2007, the amendments to the Orbis S.A. Statutes have been registered by the XII Commercial Division of the National Court Registry (KRS).

Jean-Philippe Savoye comments:

„2007 was, in my opinion, exceptionally successful for Orbis Capital Group which generated a net profit of PLN 153 Millions, our best ever profit, which means a growth of 72% in comparison to year 2006. In the last quarter of 2007 Results were very also in terms of operations. The Orbis Group reported a 8,5% growth in consolidated sales, which is reflected in a 65% yoy rise in the EBITDA of the 4th quarter of 2007. For 12 months, The Orbis EBITDA went up by 29,1% to PLN 362 155 thousands. Our new strategy and organizational changes are paying off.
This result is attributable, first and foremost, to the operational performance of Orbis Grupa Hotelowa, especially due to the organizational changes and yield management technique. This allowed to generate, despite the closing of few hotels, to generate higher sales by 5.4% yoy for the last 3 months of 2007 and by 8,5% yoy for 12 months. For year 2007, Orbis Grupa Hotelowa achieved a higher average room rate by 7.1% and an increase of the RevPar (revenue per available room) by 12,4% in comparison to the year 2006. The 2007 EBITDA of Orbis Grupa Hotelowa ended higher by 27,4% in comparison to 2006.
2007 was period of verification of our new Sales & Marketing organization that still needs improvement. Moreover, we are pushing forward the restructuring and strong development of our hotel portfolio: we sold the real estate of Grand hotel in Łódź (still operating) and we closed down the Arkona in Szczecin, Vera in Warsaw, Petropol in Plock and Kosmos in Toruń so that constructions of new Etap, Ibis hotels and Mercure (Szczecin) start. Focusing our hotel portfolio on economic brands, Orbis Grupa Hotelowa will be even more resilient to economic cycles in the future."

2.2 Factors significant for the development of the Group

2.2.1 External factors

MACROECONOMIC SITUATION

Poland's economy was developing steadily in 2007. The economic growth in the 4th quarter was higher than expected (according to the data from the Ministry of Finance, it is estimated at ca. 6.3-6.6%), but, unfortunately, it brought on growth of inflation as well. As the Central Statistical Office informed, the price index of consumer goods and services was 3.5% during the 4th quarter (for comparison, in the 4th quarter of the last year it amounted to 1.3%). Labor costs are still growing, which is reflected in higher production costs, but the inflation pressure remains under control of the Monetary Policy Council (in 2007 the MPC increased the interest rates four times by 0.25 percentage points). The factors curbing inflation include: strong zloty (on the currency market the zloty strengthened its position in relation to the dollar and the euro) and the growth of competition on some labor markets. According to the Central Statistical Office, the average monthly nominal gross salary in the enterprise sector was PLN 3,246 and was 7% higher than in the same period last year. What can be clearly noticed is a drop in the unemployment rate in Poland in the last several months and growth of employment. At the end of 2007 the unemployment rate was 11.4% (which means a drop by 3.4 percentage points as compared with the same period in 2006) Good dynamics of foreign investments in Poland has been maintained for some time. Yearly statements show strong growths in this respect and even though declared investment amounts are slightly lower in some quarters, it results from the character of investment processes, where it can take several months from the decision to the actual commencement of the execution. The level of revenues from

(all amounts are quoted in PLN thousand, unless otherwise stated)

sales, hotel operation, incoming foreign traffic and in the car rental segment is affected by the euro - zloty exchange rate. According to the National Bank of Poland, the average EUR-PLN exchange rate amounted to 3.655 in the 4th quarter of 2007 and it was 3.5% lower than the average EUR-PLN exchange rate in the 3rd quarter of 2007. As compared to the 4th quarter of 2006, the average EUR-PLN exchange rate (3.8485) dropped by 5%. The decrease in the euro-zloty exchange rate has a negative impact on hotel sale results. At the same time, the lower euro exchange rate can increase profits from sales in the foreign outgoing traffic handled by Orbis Travel.

TOURIST TRAFFIC

The Institute of Tourism reported 50.9 million foreigners' visits to Poland within the three quarters of 2007, which means a 5.9% increase as compared to the equivalent period in 2006. Breakdown by countries shows a considerable advantage of the upward trend. There was an over 30% increase in the number of arrivals from Portugal, Ireland, Belgium, Norway, Estonia and Spain; while the number of arrivals from only eight countries decreased (the Netherlands, Greece, Lithuania, Cyprus, Malta, Russia, Ukraine, USA). According to preliminary estimations of the Institute of Tourism, in a period of three quarters of 2007 the number of tourist arrivals reached over 11.6 million, which was slightly lower than in the same period of the previous year. As regards incoming traffic on particular borders, the highest growth was noticed on the southern border (by 8.4%) and at airports (by 18.4%). Considerable increase was observed in the business tourist segment, particularly in the 1st quarter of 2007 (ca. 30% of arrivals), the percentage of tourist visits decreased (to 19%), the percentage of visits to friends and relatives remained at the same level, the number of transit journeys grew (16%), and the number of visits for shopping purposes diminished (to 11%). The average length of tourist stay in Poland was smaller than in 2006 and it decreased to 3.2 nights. The percentage of tourists using services offered by travel agencies has been growing in the past years, but their number dropped within the three quarters of 2007. In general, the full package or some of the services were bought by 9.5% tourists, another 14.5% used reservation agencies (mainly tourists from 15 EU countries with Germany – 20% and from the outside of EU – 25%). Half the total number of the tourists surveyed used accommodation at hotel facilities, which means considerable growth as compared to 2006.

According to estimations of the Institute of Tourism, in the first half of 2007, Poles participated in 14.05 domestic tourist trips, which is 1% less than in the first half of 2006. The number of long-term trips was observed to increase (by 7%), while in the case of short-term trips a drop was noticed (by 6%), but in both cases, the purposes of the trips were visits to friends and relatives. In the first half of 2007 the Polish borders were crossed by 23 million Polish citizens, which means an 13% increase in comparison with the equivalent period of the last year. Poles aged 15 and more participated in 2.6 million tourist trips abroad, which accounts for a 2% drop in relation to 2006. The number of long-term foreign trips grew (by one-third), while the number of short-term trips decreased considerably. The countries most frequently visited by Polish tourists include: Germany, Great Britain, France, Slovakia, the Czech Republic, the Netherlands and Ukraine.

Due to the fact that data from the Institute of Tourism will be presented on a date later than the day of publication of this report, the data for the 4th quarter of 2007 will be presented in the report for the first quarter of 2008.

COMPETITION

Hotel market – no new, competitor hotels were opened in Warsaw, Krakow, Katowice, Poznan and Wroclaw in the 4th quarter of 2007. The Orbis Hotel Group reported a market share decline in Tri-City (at present 41.7%), due to obtaining full operating capacity by two new two and three-star hotels. A decrease in the Warsaw market share was caused by the closing of the Grand hotel on August 31, 2007 and the Vera hotel in Warsaw on November 30, 2007, which gave a market share of 41.2%. The market share in Szczecin declined because of the closing of the Arkona hotel on November 30, 2007, and therefore, the share of the Szczecin market amounted to 45.7% at the end of the 4th quarter. Two hotels were removed from the list of the hotels on the Katowice market, and the market share of the Orbis Group hotels in Katowice amounted to 41% at the end of the 4th quarter of 2007. In the 4th quarter of 2007, the market share of the Orbis Hotel Group (calculated as the share in the number of available rooms) in the other Polish cities was as follows: Krakow- 28.7%, Poznan – 53.3%, Wroclaw – 41%, Vilnius in Lithuania – 11.5%.

Travel agents' market – a company operating under the name Orbis Travel, which dominates in the PBP Orbis Group, has a strong market position proven by its operating results. Favourable external factors in the 4th quarter, including economic growth, export growth, continuous dynamic development of low-cost air-lines, diversity and availability of EU programmes supporting the tourist product all over Poland, bring about an overall upward trend

(all amounts are quoted in PLN thousand, unless otherwise stated)

connected with the general improvement in the tourist situation in Europe and in the world, whereas the drop in the unemployment rate and the growth in employment and wages lead to higher demand for relaxation, tourism and its products.

Transport market –Orbis Transport is one of the biggest Polish companies handling regular international coach connections. Its estimated market share reaches the level of 16%. Its most serious competitors are: Eurolines, Eurobus, Sindbad, Agat and Polonia Transport. The estimated market share of Car Fleet Management is 4%, which puts the Company among the ten biggest CFM companies in Poland, which manage about 75% of the market, estimated at 60 thousand cars. The companies of the Orbis Transport Groups are still optimizing their operation, adjusting their organization to market challenges, especially those connected with the dynamic development of Car Fleet Management and optimization of costs in the area of international coach connections.

2.2.2 Internal factors

INVESTMENT PROGRAM OF THE CAPITAL GROUP

Within the 12 months of 2007 the Orbis Group invested PLN 225 177 thousand. The major investments in the period included, like a year ago, modernization and construction of Orbis S.A. hotels. Modernization works are continued in a few objects at the same time, e.g. the Grand hotel in Warsaw and Mercure Hevelius in Gdansk. Construction of two Etap hotels in Kraków and Katowice and two Etaps in Wroclaw commenced during the 2nd quarter of 2007. Preparatory works are underway related to construction of a dozen or so new Etaps, Ibises and Novotels (for more detailed information, see section 2 Strategy of the Orbis Group).
In 2007 the Orbis Transport Group maintained a high level of investment expenditures, due to the purchase of motor cars for short- and long-term rental. The expenditures incurred by Hekon Hotele Ekonomiczne S.A. on tangible fixed assets, including fixed assets under construction, were lower than last year. They result from new investments in comprehensive equipment for Etap hotels that the company operates, and from commitment of funds to new investment projects.

Company name	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Orbis S.A.*	155 983	173 456	-10,07%
Hekon Hotele Ekonomiczne S.A.*	6 935	8 493	-18,34%
Grupa PBP Orbis	4 018	5 915	-32,07%
Grupa Orbis Transport	58 230	77 765	-25,12%
Orbis Kontrakty Sp. z o.o.	11	0	0,00%
UAB Hekon	0	0	0,00%
THE ORBIS GROUP	**225 177**	**265 629**	**-15,23%**

* data at Orbis S.A and Hekon Hotele Ekonomiczne are presented along with advance payments for investments

STRATEGY OF THE ORBIS HOTEL GROUP

At the meeting on June 1, 2007 the Management Board and the Supervisory Board of Orbis SA approved the update of the strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011, taking into account, besides the postponement of the period covered by a 5-year program, positive changes in the market situation.

For more information on the updated strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011 see the Current Report no. 14/2007.

According to the new strategy of development and modernization, the intensive process of preparations for the construction/ adaptation of Etap and Ibis as well as Novotel and Mercure economy brand hotels, commenced in 2005 and intended to last for a few years, is currently underway.
The most advanced project is the construction of an **Etap hotel in Krakow** with 120 rooms, which will probably offer accommodation to its first guests in May 2008. Another **Etap in Katowice,** offering 124 habitable units will be opened for operation in June 2008. The works on the construction of **2 Etaps in Wroclaw** have started (in the 4th quarter of

(all amounts are quoted in PLN thousand, unless otherwise stated)

2007 and in February 2008), and the commencement of construction work on **an Ibis hotel in Kielce** is planned for the 1st quarter of 2008. Furthermore, intensive preparations for the construction of over a dozen new hotels , e.g. in Gdynia, Poznań, Toruń, Warsaw and Plock are underway and for this purpose expert evaluations, opinions and technical documentation are being prepared, and steps aimed at obtaining appropriate permits have been taken, etc. Following negotiations, in 2007 the Company purchased several plots of land for the construction of new hotels – in Krakow, Elblag and Lublin, and takes further actions in this respect in other Polish cities. Additionally, new hotel development projects are being prepared based on plots of land owned by the Group.

The fourth quarter of 2007 was a period of the continuation of tasks and the commencement of work which had been in the preparatory phase before – preparing opinions, expert evaluations, obtaining permits, architectural and construction projects, procedures for selection of contractors and suppliers.

The most important tasks executed as part of this year's investment budget from a point of view of the scope of work and the amount of financial resources, include:

- continuation of comprehensive rebuilding of **the Grand hotel in Warsaw**. The modernization program covered the enlargement of the rooms (which means reducing their number), technical innovation and change of their interior design, new arrangement of the hall, the food and beverage section and the technical unit, as well as the adjustment of the hotel to the needs of disabled persons.
  The finalization of the investment process and the opening the hotel for operation will be speeded up and it will take place at the end of April and the beginning of May 2008. at the same time, the decision was made that after the thorough development, the hotel will operate under the Mercure brand.
- complex rebuilding of **Mercure Hevelius in Gdansk,** planned for the years 2007 – 2009, which covers, inter alia, modernization of the remaining habitable units and the adjustment of the entire hotel to the guidelines in the area of safety, the installation of air-conditioning, the replacement of the furnishings and fittings. In 2007 the 1st phase of work on the 3 highest habitable floors was completed and the 2nd phase of the modernization of the hotel was commenced. The work will be finalized in June 2008. The 3rd phase will cover the arrangement and redevelopment of publicly accessible areas, which will be performed in the period from October 2008 till May 2009.
- At the **Skalny hotel in Karpacz** 41 habitable units were modernized and construction work was performed there, furthermore, the furniture and furnishings in the hotel rooms were replaced. The 2nd phase of the works will start in March 2008 and it will cover the replacement of the elevation and the modernization of the main entrance and the roof.
- **Novotel Centrum in Katowice** completed the modernization of the habitable section located on high floors aimed at adjusting the hotel to the fire regulations. The commencement of the next phase of the hotel modernization (publicly accessible areas) is planned for 2008.
- **Novotel Bronowice in Krakow** executed the next phase of work aimed at adjusting the hotel to fire regulations on the high floors of the building. The next phase of modernization regarding the refurbishment of publicly accessible areas [the ground floor and the cellar] will start in 2008.
- At **Novotel Airport in Warsaw** work connected with the modernization of fire installations was completed. The modernization od 147 bathrooms in the 'old' part of the hotel was divided into three stages. The 1st phase covering the modernization of 30 bathrooms has been closed; at present the 2nd phase is being performed and it will be completed within the first 10 days of March 2008, further work will be performed successively from July 2008.

In the case of the remaining hotels the investment expenditure were spent on modernization to a smaller extent, however, they were required for proper functioning of the hotel, safety and comfort of guests and purchase of fixed assets, including hardware and software.
In accordance with the strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011 the Management Board of Orbis S.A. decided to liquidate the following branches: Hotel Arkona in Szczecin, Hotel Petropol in Płock, Hotel Kosmos in Toruń and Hotel Vera in Warsaw, by winding up their operating activities as of November 30, 2007. The above-mentioned hotels will be demolished and replaced by new buildings.
In addition, in accordance with the aforementioned strategy and in connection with the commencement of the 2nd phase of comprehensive rebuilding of the hotel, the Management Board of Orbis S.A. decided to liquidate Hotel Grand in Warsaw due to economic and technical reasons. Operating activities of the hotel ended on August 31, 2007.

In order to ensure proper current financing of large-scale investments in accordance with the strategy assumptions on December 13, 2007, an agreement for sale of the immovable property and the furnishings of Hotel Grand in Łódź

(all amounts are quoted in PLN thousand, unless otherwise stated)

was concluded, i.e. the sale of the right of perpetual usufruct of land, the property right of the building erected on the land and the furnishings of the building. Orbis will be the lessee of Hotel Grand for a period of two years in order to continue hotel operation there. Additionally on December 20, 2007 a contract of exchange and guarantee was concluded, under which Orbis S.A. sold the right of perpetual usufruct of lands and the property right of Hotel Silesia and purchased the right of perpetual usufruct of a vacant plot in Krakow.

EMPLOYMENT

At the end of December 2007 employment in the Orbis Group amounted to 5 352 full-time jobs and was 8.8% lower as compared to the same period in the past year. This result is attributable mainly to Orbis S.A. that reported a 13.3% drop in employment. It is an outcome of closing hotels Petropol, Arkona, Kosmos, Vera and Grand in Warsaw as well as reduction of employment due to regionalization of finance and accounting, human resources and pay management, IT, sales and technical service. The employment at Hekon Hotele Ekonomiczne S.A increased due to the opening of new Etaps.

Company name	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Orbis S.A.	3 374	3 893	-13,33%
Hekon Hotele Ekonomiczne S.A.	486	449	8,24%
Grupa PBP Orbis	531	536	-0,93%
Grupa Orbis Transport	894	929	-3,77%
Orbis Kontrakty Sp. z o.o.	4	4	0,00%
UAB Hekon	63	55	14,55%
THE ORBIS GROUP	**5 352**	**5 866**	**-8,76%**

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

According to experts from Centrum Analiz Społeczno-Ekonomicznych (CASE – the Centre of Social and Economic Analysis) (source: www. Bankier.pl: CASE: GDP growth in 2008 will amount to 5.0%, average annual inflation will be 3.6%) the trade cycle in Poland reached its peak in the first half of 2007, and the GDP growth will slow down from 6.5% in 2007 to 5.0%. A driving force for growth will still be investments and consumption. Individual consumption rose more slowly than GDP, but in 2008 the relation should be reversed as a result of growth in salary levels, employment as well as indexing of pensions. As CASE calculated , average annual inflation in 2008 will amount to 3.6%. Furthermore, the CASE experts noticed a significant drop in the unemployment rate which resulted from the creation of 0.5 new jobs and emigration for earning purposes in 2007. The unemployment rate is expected to reach 9.6% at the end of 2008.

According to the assessment of the economic situation by the National Bank of Poland (source: www. biznes.onet.pl: NBP: wage growth and strong zloty are the most serious problem), the situation in the enterprise sector in the 4th quarter of 2007 and the forecasts for the 1st quarter of 2008 suggest no changes in the good economic situation. Entrepreneurs are optimistic about the future, in spite of expected worsening of export, problems with pay rises and growing prices. According to the research, the forecasts for the 1st quarter of 2008, regarding demand and production are favourable and they indicate a fast pace of growth in sales. The optimism of exporters with high shares of export in their revenues has been clouded, which might result from the appreciation of the zloty and the worsened competitiveness of Polish export. In the 1st quarter of 2008, the forecast production ratio rose by 3.5 percentage points q/q to the level of 25.6 percentage points. The ratio growth suggests that after the period of slight slow-down in the 3rd and 4th quarters of 2007, the production dynamics should go up.

The research shows that enterprises plan growth in employment in the 1st quarter of 2008. It is expected mainly in the construction industry, but also in services, commerce and transport.

The employment rate grew by 2.4 percentage points q/q and by 3.7 percentage point y/y and it reached the level of 12.9. Enterprises are signaling recent intensification of pay pressure, therefore 48.7% of companies are planning to raise salaries in the 1st quarter of 2008.

All the positive aspects of the development of Polish economy in the immediate future should support the continuation of the growth in sales of hotel and tourist services. A favourable factor which can strengthen the Orbis Group in the market and bring on higher revenues are the preparations for organizing EURO 2012. The organization

(all amounts are quoted in PLN thousand, unless otherwise stated)

of the event will bring the biggest benefits to enterprises in the tourist and construction industries. According to the Ministry of Economy. The preparations for EURO 2012 mean more investments in road infrastructure, communication and hotels, over 100 thousand new jobs, a greater inflow of foreign investments, higher expenditures on fixed assets and faster growth in domestic demand.

TOURIST TRAFFIC

Incoming traffic – according to forecasts by the Institute of Tourism, an overall number of tourist arrivals will grow from 15.7 million in 2007 to ca. 19 million in the years 2012 and 2013, which means that average annual dynamics of tourist arrivals in Poland in the years 2006-2013 will reach the level of 2.7%. The continuation of the fast growth rate can be expected in incoming traffic from non-neighboring EU countries, North America and other overseas countries, at the rate of 7-9% per year. A lower growth rate of incoming traffic may be observed in the case of the number of arrivals from Germany and the Eastern neighbors.. It is assumed that the structure of tourists visiting Poland will change. Changes to be expected in the arrival structure mean that the basic segments of typical tourist arrivals and business trios will grow faster than the general number of tourists. It will be reflected in an increased number of tourists using collective accommodation establishments (from approximately. 19.1 million foreigners and Poles in 2007 to approximately 24.4 million in 2013). Taking into consideration the economic boom connected with Poland's accession in the EU, the growing number of the latest wave of Polish emigrants arriving in Poland, the price level favorable to foreigners and the considerable growth in tourists' average daily spending , it is estimated that revenues from foreigners' visits will grow considerably, from USD 9 bn in 2007 to USD 10.7 bn in 2013.

Outgoing traffic – owing to the prevailing high exchange rate of the zloty against the euro and the American dollar resulting in relatively low costs of foreign travel, the number of departures abroad will systematically increase in the coming years at the rate of 6-7%, unless rapid changes in currency exchange rates are observed. It is estimated that the number of foreign trips made by Poles in 2007 will go up from about 7.7 million in 2007 to 11.3 million in 2013.

Domestic traffic – a decline in the number of domestic trips made by Poles has been observed since 1999, however, the results for 2006 indicate that the drop in the number of domestic trips has been halted. The number of long-term trips has gone up as well. One-day trips (without overnight accommodation) and, on the other hand, longer trips, are becoming more and more competitive to short-term trips. In 2007 the number of short-term visits (2-4 days) totaled about 21.0 million, and according to forecasts, in 2013 they will go up considerably to reach the level of 22.4 million. The number of long-term trips is expected to grow from the level of about 17.2 million in 2007 to ca. 22.9 million in 2013.

COMPETITION

Hotel market – New openings on the Krakow, Katowice, Tri-City, Poznan and Wroclaw markets are planned for 2008. Key factors which contribute to the increasing number of hotels in Poland include: dynamic growth of the number of tourists visiting Poland, stable macroeconomic prospects of Polish economy, higher room occupancy ratio for hotels, improving transport availability (the presence of low-cost airlines and planned construction of a network of highways) and the fact that our country, together with Ukraine, has been selected to host UEFA European Football championship – Euro 2012. Openings of two four-star hotels with a total of 349 rooms are planned in Krakow, while two three-star hotels with 389 available rooms will be opened in Katowice. The launch of operation of three hotels on the Tri-City market has been postponed until 2008 and one hotel in the five-star, four-star and three-star standards will be opened for operation in 2008 as well. An opening of a five-star hotel owned by Fortis in Poznań has been postponed until 2008, besides, it is planned to put into service a new hotel build on the foundations of the former Wielkopolski hotel and construction of a four-star hotel is underway. Within the coming year, a new four-star hotel will appear in Wroclaw, and the Best Western hotel is being expanded at present. As regards the Vilnius market, the Kempinski hotel is planned to start its operation in spring 2008.

Travel agents' market – in order to utilize the good economic situation in Poland, PBP Orbis Sp. z o.o. wants to maintain the high sales level in the outgoing tourism segment, which means strengthening its position of the 3rd-4th touroperator in Poland. The Company would like to increase its revenues from incoming traffic, which requires intensified pro-sales activities. New Department of Development and Marketing and Department of e-Commerce and Distribution Systems have been created to lead and implement key projects in the area of the development of on-line distribution systems. The Company will also continue the deployment of a new reservation system.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Transport market – the CFM service market in Poland is a dynamically developing segment with more and more fierce competition (in the area of prices as well). Hertz Lease is one of the first companies on the Polish market offering its partners complex solutions in the field of long-term car rental and fleet management . Orbis Transport is the exclusive franchisee of Hertz International. Moreover, the company has also a leading position among Rent a Car companies. According to estimations, it holds a 30% market share, while the other significant companies are Avis (30% market share) and Europcar (15%). A 5% increase in the market in Poland is expected in the forthcoming years, mainly in the business sector, as a result of the development of foreign investments, Poland's accession to the European Union and the development of low-cost airlines.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 4th quarter of 2007, the Management Board of Orbis S.A. refers to the projected 2007 EBITDA for the Orbis Hotel Group, composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The projection disclosed in the current report no. 14/2007 envisages that the total 2007 EBITDA generated by the entire Orbis Hotel Group would be equal to PLN 230 million. This amount does not include profit from sale of real property. The EBITDA generated during the year (excluding profit from sale of the Grand Hotel in Łódź and the Silesia Hotel in Cracow) totaled PLN 241 885 thousand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the group and its affiliates as at December 31, 2007

Subsidiaries: name and address	% share in equity	% of votes at the GM	Core business	Associated companies: name and address	% share in equity	% of votes at the GM	Core business
Hekon Hotele Ekonomiczne S.A	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage				
ORBIS Transport, Sp. z o.o.	directly 98,88%; indirectly 0,17%	directly 98,88%; indirectly 0,17%	transport				
PBP Orbis, Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport				
AutoOrbisBus Sarl	indirectly 99,05%	indirectly 99,05%	promotion and communications				
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	coach transport				
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	rental of parking lots				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agency				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

1. PH Majewicz Sp. z o.o. – on December 3, 2007, Orbis S.A. sold 2 157 shares having a nominal value of PLN 500 each in the company Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o. The sold shares account for 48.967% of the company's equity. Thus, Orbis S.A. exited from the company PH Majewicz Sp. z o.o.
2. Capital Parking Sp. z o.o. – on October 31, 2007, an agreement concerning purchase of 320 shares in Capital Parking Sp. z o.o. by Orbis Transport Sp. z o.o. was executed, whereby the involvement of Orbis Transport in the equity of the company increased from 68% to 100%.

Information about the events taking place in the Orbis Group:

Equity reductions/increases:

Capital Parking Sp. z o.o. – By virtue of a resolution of an Extraordinary General Meeting of Capital Parking Sp. z o.o. dated November 29, 2007, the equity of the Company was increased up to the value of PLN 553,000.00 by way of creating 106 new shares having a nominal value of PLN 500 each. All the newly created shares have been taken up by the sole shareholder ORBIS Transport Sp. z o.o. The increased share capital was registered in January 2008 (please refer to section 12 of this report for details).

(all amounts are quoted in PLN thousand, unless otherwise stated)

Other events:

PBP Orbis Sp. z o.o. – major changes in the composition of the Management Board of PBP Orbis Sp. z o.o. took place during the 4th quarter of 2007. On November 21, 2007, Mr. Andrzej Studnicki was appointed the new President of the Management Board, while Mr. Paweł Szczepański and Mr. Paweł Lewandowski were appointed Members of the Management Board.

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in net revenues	% share in balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,13%	0,19%
AutoOrbisBus Sarl	99,05%	0,24%	0,14%
TOTAL		**0,37%**	**0,33%**

The principles of consolidation and the basis for eliminating entities from consolidation are presented in the consolidated interim financial statements for the 1st half of 2007.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Orbis Group

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Net sales of products, merchandise and raw materials	266 276	245 336	8,54%	1 162 864	1 064 510	9,24%
% share in total revenues	***74,03%***	***84,09%***		***91,42%***	***94,36%***	
Cost of goods sold	(197 819)	(193 141)	2,42%	(840 804)	(784 625)	7,16%
Selling and marketing costs	(16 409)	(17 812)	-7,88%	(62 226)	(61 749)	0,77%
Administrative expenses	(45 402)	(44 873)	1,18%	(168 987)	(157 633)	7,20%
of which:						
-depreciation & amortization	(30 860)	(41 306)	-25,29%	(153 870)	(152 743)	0,74%
- staff costs	(82 186)	(77 504)	6,04%	(305 187)	(280 410)	8,84%
- outsourced services	(52 655)	(84 082)	-37,38%	(353 046)	(358 899)	-1,63%
% share in total costs	***95,83%***	***93,38%***		***96,93%***	***96,14%***	
Other operating income	93 393	46 371	101,40%	109 133	63 481	71,91%
Other operating expenses	(7 308)	(13 516)	-45,93%	(17 787)	(23 237)	-23,45%
Net impairment reversal	26 092	27 041	-3,51%	26 092	27 041	-3,51%
Operating Profit - EBIT	**118 823**	**49 406**	**140,50%**	**208 285**	**127 788**	**62,99%**
Finance income	25	60	-58,33%	69	106	-34,91%
Finance costs	(4 002)	(4 621)	-13,40%	(16 209)	(17 083)	-5,12%
Share of net profits of associates	(2 203)	755	-391,79%	69	2 769	-97,51%
Profit before tax	**112 643**	**45 600**	**147,02%**	**192 214**	**113 580**	**69,23%**
Income tax	(20 388)	(8 566)	138,01%	(39 153)	(24 692)	58,57%
Net profit	**92 255**	**37 034**	**149,11%**	**153 061**	**88 888**	**72,20%**
EBIT margin (EBIT/Revenues)	44,62%	20,14%	24,49pp	17,91%	12,00%	5,91pp
EBITDA	**149 683**	**90 712**	**65,01%**	**362 155**	**280 531**	**29,10%**
EBITDA margin (EBITDA/Revenues)	56,21%	36,97%	19,24pp	31,14%	26,35%	4,79pp

Sales of the Group grew by 8.5% yoy in the 4th quarter of 2007.

The Orbis Hotel Group exerts most considerable impact on the level of sales owing to the scale of its operations. The good business trends prevailing throughout the year in Poland and in the European Union as well as a persistent reorganization of Orbis S.A. coupled with a rising efficiency in the entire Orbis Hotel Group have contributed to the growth of sales revenues in the hotel segment (refer to point 4.2). Sales (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) went up by 5.4% yoy in the 4th quarter of 2007. During this period Orbis S.A. generated sales at the level of PLN 150 431 thousand, which translates into 3.9% yoy increase against the 4th quarter of 2006 (revenues of the company for the entire 2007 grew by 8.1%). The Company achieved this result thanks to a substantial increase in the Average Room Rate (ARR) (by 10% yoy in the 4th quarter of 2007 and by 9.3% year-to-date) as well as persisting high occupancy rate in hotels despite closing down of four hotels in the 4th quarter of the current (the Petropol hotel in Płock, the Kosmos Hotel in Toruń, the Arkona Hotel in Szczecin and the Vera Hotel in Warsaw) as well as closing of the Silesia Hotel in Katowice in December of 2006.

Sales of Hekon-Hotele Ekonomiczne S.A. during the reporting period totaled PLN 33 044 thousand and were by 12.2% yoy higher than in the 4th quarter of 2006 (growth by 12.4% yoy). Good results are attributable to interest in Poland prevailing amongst foreign investors, large number of foreign visitors and development of low-cost airlines, facilitating travel by less wealthy guests who prefer economy hotels.

The company UAB Hekon achieved sales at the level of PLN 3 197 thousand, which are by 16.5 % higher than in the corresponding period of 2006 (growth by 3.3% yoy).

(all amounts are quoted in PLN thousand, unless otherwise stated)

Sales of Orbis Kontrakty Sp. z o.o. totaled PLN 3 898 thousand and were by 24.6% lower than in the 4th quarter of 2006 but increased by 14.7% yoy during 12 months of 2007 and amounted to PLN 10 963 thousand.

The PBP Orbis Group recorded a growth of sales revenues in the 4th quarter of 2007 totaling PLN 38 909 thousand (growth by 3.8% yoy). It was achieved primarily due to larger sale of outgoing tourism and local tourism. At the same time, the Company reported a decline of revenues from foreign incoming traffic.

Sales of the Orbis Transport Group during the reporting period increased in comparison with the 4th quarter of 2006 by 15.8% and amounted to PLN 47 060 thousand. The growth is attributable to the development of car rent and lease business. The sales from carriage by coach are restrained by competitors, i.e. low-cost airlines.

Cost of goods sold in the Group remained at the same level in the 4th quarter of 2007 as compared to the corresponding period of past year (growth by 2.4%), and increased by 7.2% yoy during 12 months of 2007. The growth of costs is mainly correlated with the growth of sales revenues in the Group amounting to 8.5 % and 9.2 % yoy.

Selling and marketing costs of the Group went down by 7.9% as compared to the 4th quarter of 2006 primarily due to the fact that hotel costs preceding opening of modernized Grand Sopot Hotel in Sopot constituted a significant part of these costs incurred by Orbis S.A. in 2006. Such costs were not recorded in 2007. Selling and marketing costs for 12 months of 2007 remained at a similar level of (growth by 0.8% yoy).

Administrative expenses increased by 1.2% yoy in the 4th quarter of 2007 and grew by 7.2% yoy for 12 months of 2007. This increase was primarily due to much higher costs of operating regions of Orbis S.A. as a result of regionalizing successive services in the Company. In addition, increase of these costs identified by all companies resulted from increase of compensation costs in the Group.

Other operating income grew by 101.4 % in the 4th quarter of 2007 as compared to the corresponding period of past year. The income comprises, amongst others, income from sale of non-financial fixed assets in Orbis S.A. and in the Orbis Transport Group. In Orbis S.A., the growth of this item was caused by the profit earned on disposal of two hotels: the Silesia Hotel in Katowice and the Grand hotel in Łódź and transfer of the share in the title to land and the building of the Pod Orlem Hotel in Bydgoszcz and shares in the associated company . In the Orbis Transport Group, the profit was earned thanks to the sale of the inwestment property, owned by PKS Gdańsk Sp. z o.o.

Other operating expenses also decreased by 45.9% in the 4th quarter of 2007 as compared to the corresponding period of 2006. It was attributed primarily to significantly lower than in 2006 cost of employment restructuring in Orbis S.A.

Thanks to the growth of sales and substantial increase of other operating income, as well as significant decline of costs, the Orbis Group reported a better **operating profit (EBIT)** in the 4th quarter of 2007, which amounted to PLN 118 823 thousand, and was higher by 140.5 % as compared to the corresponding period of the past year.

Over the same period, the **operating profit before depreciation and amortization (EBITDA)** of the Group went up by 65.0 % yoy and totaled PLN 149 683 thousand. EBITDA for 12 months of 2007 amounted to PLN 362 155 thousand and was higher by 29.1 % than in 2006.

Finance income of the Group went up as compared to the 4th quarter of 2006. Since the level of other finance income was negligible during both the periods, its impact upon the Group's performance is insignificant.

Finance costs, composed predominantly of interest on borrowings, went down by 13.4% yoy in the 4th quarter of 2007, chiefly owing to a lower amount of interest on borrowings in Orbis S.A.

As a result of all the above-described factors, in the 4th quarter of 2007 the Group generated a **net profit** of PLN 92 255 thousand. This result is by 149.1% higher than in the corresponding period of the past year. Also for the period of 12 months of 2007 the Group generated a profit of PLN 153 061 thousand, i.e. by 72.2 % higher than in 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Results of the Orbis Group Companies*

Company name	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
			Orbis S.A.			
Net sales	150 431	144 788	3,90%	637 924	590 011	8,12%
EBIT	89 579	40 878	119,14%	168 326	94 968	77,24%
EBITDA	109 543	70 583	55,20%	280 117	204 761	36,80%
Net profit	71 175	29 961	137,56%	125 855	63 095	99,47%
			Hekon - Hotele Ekonomiczne S.A.			
Net sales	33 004	29 422	12,17%	131 785	117 302	12,35%
EBIT	13 450	10 338	30,10%	52 371	44 318	18,17%
EBITDA	15 743	12 779	23,19%	61 799	53 885	14,69%
Net profit	10 931	8 368	30,63%	42 390	35 852	18,24%
			UAB Hekon			
Net sales	3 197	2 744	16,51%	12 583	12 182	3,29%
EBIT	44	(166)	-	446	423	5,44%
EBITDA	364	170	-114,12%	1 764	1 785	-1,18%
Net profit	(117)	(375)	68,80%	88	181	51,38%
			Orbis Kontrakty			
Net sales	3 898	5 166	-24,55%	10 963	9 560	14,68%
EBIT	3 683	4 917	-25,10%	10 171	8 695	16,98%
EBITDA	3 686	4 920	-25,08%	10 184	8 707	16,96%
Net profit	2 983	3 998	-25,39%	8 236	7 056	16,72%
			Grupa PBP Orbis			
Net sales	38 909	37 495	3,77%	238 638	214 460	11,27%
EBIT	(7 567)	(2 963)	-155,38%	(8 087)	1 631	-
EBITDA	(6 880)	(2 227)	-208,94%	(5 361)	4 493	-
Net profit (loss)	(7 087)	(2 415)	-193,46%	(7 920)	934	-
			Grupa Orbis Transport			
Net sales	47 060	40 645	15,78%	176 183	166 270	5,96%
EBIT	24 342	412	5808,25%	33 150	8 658	282,88%
EBITDA	31 949	8 499	275,91%	61 809	37 816	63,45%
Net profit	18 570	(1 562)	-	23 817	1 928	1135,32%

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.

*Data presentation before consolidation.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Operating results of the Orbis Hotel Group

Consolidated results of the Orbis Hotel Group after the 4th quarter of 2007:

INCOME STATEMENT - financial results of the Orbis Hotel Group

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Net sales of products, merchandise and raw materials	184 343	174 875	5,41%	772 881	712 567	8,46%
Cost of sales	(127 525)	(129 477)	-1,51%	(506 462)	(480 675)	5,36%
Gross profit on sales	**56 818**	**45 398**	**25,16%**	**266 419**	**231 892**	**14,89%**
Other operating income	70 785	40 388	75,26%	77 878	49 306	57,95%
Distribution & marketing expenses	(12 121)	(14 204)	-14,66%	(45 039)	(46 339)	-2,81%
Overheads & administrative expenses	(33 442)	(35 070)	-4,64%	(130 026)	(123 819)	5,01%
Other operating expenses	(4 885)	(11 080)	-55,91%	(11 804)	(18 618)	-36,60%
Net impairment reversal	26 092	27 041	-3,51%	26 092	27 041	-3,51%
Operating profit - EBIT	**103 247**	**52 473**	**96,76%**	**183 520**	**119 463**	**53,62%**
Finance income	25	60	-58,33%	69	106	-34,91%
Finance expenses	(3 617)	(4 657)	-22,33%	(13 923)	(15 166)	-8,20%
Profit before tax	**99 655**	**47 876**	**108,15%**	**169 666**	**104 403**	**62,51%**
Income tax	(16 034)	(7 547)	112,46%	(33 983)	(21 097)	61,08%
Net profit	**83 621**	**40 329**	**107,35%**	**135 683**	**83 306**	**62,87%**
EBITDA	**125 827**	**84 958**	**48,10%**	**306 070**	**240 197**	**27,42%**

Sales in the Orbis Hotel Group in the 4th quarter of 2007 amounted to PLN 184 343 thousand, i.e., which reflects a growth of 5.4% in comparison with the 4th quarter of 2006. On account of higher sales and reduction of all costs affecting the operating profit (EBIT), during the 4th quarter of 2007 EBIT grew by 96.8%. The Group generated net profit of PLN 83 621 thousand, by 107.4% better than in the 4th quarter of 2006.

At the same time, for 12 months of 2007 the Orbis Hotel Group generated sales of PLN 772 881 thousand (growth of 8.5% yoy). Costs of sales during this period increased by 5.4% yoy, administrative overheads grew by 5.0% yoy, and costs of distribution and marketing decreased by 2.8%. Higher level of costs of sales, as well as administrative overheads is directly attributable to higher sales generated by the Orbis Hotel Group as well as growth of salaries and costs of regions. Major growth of the remaining operating income both in terms of the 4th quarter and for 12 months of 2007 is attributable to a large profit on the sale of hotels by Orbis S.A. For more information concerning sale of hotels by Orbis S.A. please refer to item 4.1 – description of the income statement of the Orbis Group.

Thanks to high sales and minor growth of the costs of sales and administrative overheads, the Group managed to generate a net profit of PLN 135 683 thousand in 2007, which is by 62.9% higher than in 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating ratios of the Orbis Hotel Group* in the 4th quarter of 2007

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Occupancy rate	52,40%	50,50%	1,90pp	55,10%	52,50%	2,60pp
Average Room Rate (ADR) in PLN	220,5	206,1	6,99%	221,5	206,9	7,06%
Revenue per Available Room (RevPAR) in PLN	115,5	104,2	10,84%	122,1	108,6	12,43%
Number of roomnights sold	507 097	508 410	-0,26%	2 175 343	2 077 227	4,72%
Number of rooms	10 285	10 830	-5,03%	10 285	10 830	-5,03%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	49,53%	39,54%	9,99pp	43,46%	39,54%	3,92pp
Foreigners	50,47%	60,46%	-9,99pp	56,54%	60,46%	-3,92pp
Business clients	72,79%	61,99%	10,80pp	65,43%	61,99%	3,44pp
Tourists	27,21%	38,01%	-10,80pp	34,57%	38,01%	-3,44pp

* the table contains cumulative results of hotels that belong to Orbis .A. and Hekon Hotele Ekonomiczne S.A.

Despite the fact that a number of available rooms declined in the 4th quarter of 2007 due to liquidation or closure of few hotels, the Orbis Hotel Group achieved good operating results. The occupancy rate increased y 1.9 % pts. yoy, the Average Room Rate (ARR) grew by 7% yoy, while the RevPar increased by as much as 10.8% yoy. The number of roomnights sold remained unchanged. This growth was largely attributable to Poles who visited the hotels of the Orbis Hotel Group more frequently than in the past years (growth y 10 % pts. yoy) and to business clients (increase by 10.8% pts. yoy). Thanks to good business trends, all the ratios grew during the entire 2007, including the occupancy rate (growth by 2.6% yoy), the Average Room Rate (ARR) (growth by 7.1% yoy), and the RevPar (growth by 12.4% yoy). The number of rooms sold went up as well, mainly to business clients and Polish citizens.

Operating results of Orbis S.A. in the 4th quarter of 2007*

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Occupancy rate	48,90%	47,70%	1,20pp	52,50%	49,60%	2,90pp
Average Room Rate (ADR) in PLN	226,3	205,8	9,96%	225,3	206,2	9,26%
Revenue per Available Room (RevPAR) in PLN	110,6	98,2	12,63%	118,4	102,4	15,63%
Number of roomnights sold	388 236	409 490	-5,19%	1 711 585	1 684 873	1,59%
Number of rooms	8 396	9 117	-7,91%	8 396	9 117	-7,91%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	46,32%	41,51%	4,81pp	41,03%	38,74%	2,29pp
Foreigners	53,68%	58,49%	-4,81pp	58,97%	61,26%	-2,29pp
Business clients	75,07%	73,11%	1,96pp	66,83%	63,91%	2,92pp
Tourists	24,93%	26,89%	-1,96pp	33,17%	36,09%	-2,92pp

*without Etap Hotels

During the 4th quarter of 2007 the number of available rooms declined by 7.9% yoy as compared to the corresponding period of 2006 as a result of closure of the following hotels: Vera in Warsaw, Kosmos in Toruń, Petropol in Płock and Arkona in Szczecin. The number of rooms sold declined as well (by 5.2% yoy), yet the occupancy rate increased by 1.2% pts. The Average Room Rate (ARR) increased by 10% yoy, mainly in the business client segment (by 2 % pts yoy as compare to the 4th quarter of 2006). These factors boosted the growth of revenues per available room (RevPAR) by 12.6% yoy. The share of roomnights sold to Poles in the total number of sold roomnights increased

(all amounts are quoted in PLN thousand, unless otherwise stated)

significantly during the 4th quarter of 2007 (by 4.8 % pts yoy). At the same time the number of roomnights sold to foreigners declined. It was caused by a lower number of guests from the Netherlands, Germany, Switzerland, Hungary, Russia and the Federation of Independent States, the United States and Canada. The number of guests from Spain, Austria, the Czech Republic, Slovakia, Japan and UK grew. All ratios increased in the 12 months of 2007 as compared to the corresponding period of 2006 (apart from the number of rooms). Occupancy rate increased (by 2.9 % pts yoy), and due to higher number of sold roomnights by 1.6% yoy and the Average Room Rate (ARR) by 9.3% yoy, the Revenue per Available Room (RevPAR) increased by as much as 15.6% yoy. These results reflect high demand for services and yield management policy.

Operating results of Hekon-Hotele Ekonomiczne S.A. in the 4th quarter of 2007*

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Occupancy rate	68,39%	66,79%	1,60pp	67,42%	69,44%	-2,02pp
Average Room Rate (ARR) in PLN	201,4	207,38	-2,89%	207,1	210,3	-1,51%
Revenue per Available Room (RevPAR) in PLN	137,74	138,5	-0,55%	139,64	145,83	-4,24%
Number of roomnights sold	118 861	98 920	20,16%	463 758	392 354	18,20%
Number of rooms	1 889	1 713	10,27%	1 889	1 713	10,27%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	60,01%	47,39%	12,62pp	52,42%	42,98%	9,44pp
Foreigners	39,99%	52,61%	-12,62pp	47,58%	57,02%	-9,44pp
Business clients	65,34%	56,41%	8,93pp	60,28%	53,72%	6,56pp
Tourists	34,66%	43,59%	-8,93pp	39,72%	46,28%	-6,56pp

*including the Etap Hotels

Hotels of the company Hekon Hotele Ekonomiczne S.A. recorded a growth of occupancy rate in the 4th quarter of 2007 (by 20.2% points yoy) as compared to the corresponding period of 2006, which is the result of an increase in the number of available rooms (Etap hotels). The occupancy rate increased slightly (by 1.6% pts. yoy) during the 4th quarter, while the Average Room Rate (ARR) went down by 2.9% yoy, thus directly impacting the decline of Revenue per Available Room RevPar (by 0.6% yoy). Opening of two new, budget Etap hotels caused decline of the Average Room Rate and RevPAR rate. It is expected, however, that Etap hotels which are just starting their operations will soon achieve higher occupancy rate with an impact on ratios of the whole company. The share of roomnights sold to Poles versus the total number of sold roomnights increased significantly during the 4th quarter of 2007 (by 12.6 % pts yoy), and so did the share of rooms sold to business clients (growth by 8.9% pts. yoy). The occupancy rate, the Average Room Rate (ARR) and the RevPAR rate decline during the 12 months of 2007 (by, respectively, 2% pts. yoy, 1.5 % yoy, and by 4.2% yoy). Only the number of roomnights sold increased by as much as 18.20% yoy. During the entire 2007, the share of roomnights sold to Poles in the total number of sold roomnights increased significantly (by 9.4 % pts yoy). At the same time the number of roomnights sold to business clients increased by 6.6 % pts. yoy.

Operating results of UAB Hekon in the 4th quarter of 2007

The Company UAB Hekon manages Novotel Vilnius in Vilnius, Lithuania, the first hotel of the Orbis Hotel Group located outside Poland. In the 4th quarter of 2007 the hotel reported an increase in the occupancy rate by 17.92% points yoy as compared to the corresponding period in the past year, with the Average Room Rate (ARR) being at the same level, primarily due to the tourist segment. Thank to an increase in the occupancy rate, the Revenue per Available Room also increased by 41.4% yoy. The structure of rooms sold in the Vilnius hotel did not undergo major changes from one reporting period to another. Traditionally, the majority of guests in the 4th quarter of 2007 were foreigners (94.7% yoy). Similarly, the segment-based structure of guests is dominated by business guests (as much as 79.7% yoy). All ratios have bettered during the 12 months of 2007 as compared to the corresponding period of 2006. Thus, the occupancy rate grew y 3 % pts. yoy thanks to a growth in the number of rooms sold by 5.5% yoy and the Average Room Rate (ARR) growth by 4.9% yoy. The revenue per available rooms (RevPar) increased by as much as 10.7% yoy.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results in the segment per hotel brand

BRAND	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Up-scale hotels *(Sofitel)*						
Occupancy rate	54,40%	50,40%	4,00pp	58,40%	54,10%	4,30pp
Average Room Rate (ARR) in PLN	355,2	324,8	9,36%	377,0	335,5	12,37%
Revenue per Available Room (RevPAR) in PLN	193,1	163,8	17,89%	220,1	181,6	21,20%
Number of roomnights sold	23 406	21 717	7,78%	99 748	81 115	22,97%
Number of rooms	468	468	0,00%	468	468	0,00%
Mid-scale hotels *(Novotel, Mercure, Orbis Hotels)*						
Occupancy rate	49,60%	48,30%	1,3pp	53,00%	50,40%	2,6pp
Average Room Rate (ARR) in PLN	223,0	204,7	8,94%	221,9	205,9	7,77%
Revenue per Available Room (RevPAR) in PLN	110,5	98,9	11,73%	117,6	103,7	13,40%
Number of roomnights sold	393 986	414 502	-4,95%	1 728 144	1 720 646	0,44%
Number of rooms*	8 401	9 316	-9,82%	8 401	9 316	-9,82%
Economy hotels *(Ibis, Etap)*						
Occupancy rate	68,20%	66,00%	2,20pp	66,40%	68,20%	-1,80pp
Average Room Rate (ARR) in PLN	185,6	187,8	-1,17%	186,6	187,9	-0,69%
Revenue per Available Room (RevPAR) in PLN	126,5	123,9	2,10%	123,9	128,2	-3,35%
Number of roomnights sold	98 787	78 650	25,60%	380 895	307 166	24,00%
Number of rooms	1 575	1 399	12,58%	1 575	1 399	12,58%

* including Novotel Vilnius

4.3 Operating results of the PBP Orbis Group

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Number of PBP Orbis clients	243 650	306 395	-20,48%	1 128 000	1 175 195	-4,02%
Number of participants of trips purchased via PBP Orbis	19 000	19 635	-3,23%	67 000	60 635	10,50%
Number of foreign tourists visiting Poland via PBP Orbis	19 446	20 423	-4,78%	79 000	79 273	-0,34%
Sales network						
- number of PBP Orbis offices	0	0		42	41	
- number of agents	25	13	92,31%	1 500	1 450	3,45%

During 2007 the PBP Orbis Group reported growth in the number of foreign trip participants by 10.5%. A number of visitors in the segment of incoming traffic remained at a similar level. Expansion of low-cost airlines resulted in a decline in the number of sold bus tickets (by approx. 25%) and rail tickets (by approx. 15%). The number of airline tickets sold grew. Generally during 12 months of 2007 the number of clients availing of the services offered by Orbis slightly declined. That's why the Company started to intensify its marketing activities in this segment. Due to results of the PBP Orbis Group in foreign outgoing tourism and domestic tourism sales of services increased by 3.8% in the 4th quarter of 2007 and by 11.3% during 12 months of 2007.

High costs incurred by the Group during 12 months of 2007 and particularly in the 4th quarter of 2007, significantly decreased its results in both periods. Results of the Group declined due to lower margin on sold services and high costs of distribution and marketing, which have been caused, amongst others, by expenses on the public happening in Warsaw as well as preparation of the corporate strategy and creation of the Company's image by an outsourced

(all amounts are quoted in PLN thousand, unless otherwise stated)

company. Increase of administrative overheads (growth by 9.2% in the 4th quarter and by 12% during 12 months of 2007) was primarily caused by growing compensations in PBP Orbis Sp. z o.o. as a result of staff movement and related compensation adjustments.
Other operating income has declined substantially during 2007 (decline by 15.5%) on account of a drop of revenues from sale of foreign currency, while other operating expenses grew (increase by 120.3% in the 4th quarter and by 61.1% during 12 months of 2007) due to the increase of provisions on litigious matters and other business risks.
The first phase of work on the Company's restructuring has been completed. It is expected to improve the Company's profitability in the future. In 2007 Orbis Travel opened a new branch in Rzeszów. The number of agents distributing the Orbis Travel services increased as well.

4.4 Operating results of the Orbis Transport Group

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Number of passengers carried by Orbis Transport	2 003 917	2 054 298	-2,45%	7 185 091	7 128 216	0,80%
Orbis Transport mileage	7 927 784	9 150 939	-13,37%	33 779 026	38 071 122	-11,27%
Number of cars rented per day by Hertz RaC	15 695	16 386	-4,22%	69 766	65 916	5,84%
Number of cars leased by Hertz Lease (new agreements)	167	277	-39,71%	757	1 042	-27,35%

After an upward business trend prevailing throughout 2004/2005, during 2006 and 2007 coach carriage companies are reporting decline of sales related to the end of the boom on foreign travel after Poland's entry into the European Union and the resultant restructuring of the certain routes. During the 4th quarter of 2007 as compared to the corresponding period of the past year, the number of passengers carried declined by as much as 2.5%, while during 12 months of 2007 remained at a similar level. Changes implemented since the mid-2006 are targeted at betterment of passage carriage results in the Group at the cost of mileage (in the 4th quarter of 2007– drop by 13.4% yoy, during 12 months of 2007 by 11.3% yoy). Drop of sales resulting from a limited number of routes is set-off by higher prices of tickets. It is a deliberate and approved strategy of the Company, aimed at maintenance of its market position, improvement of the quality of services rendered and an opportunity to effectively fight the competition, at the same time ensuring good financial results. Drop in demand for carriage was also highly aggravated by the expansion of low-cost airlines.
Short-term car rent activity (Hertz Rent a Car) is expanding steadily, which is reflected in the number of rented vehicles, which grew by 5.8% yoy during 12 months of 2007 as compared to 12 months of 2006. Despite foreign exchange levels which are unfavorable for this type of business, the Company has been reporting improved results. New car purchases for the business, particularly to satisfy the upsurge of demand during the summer and holiday season, have been affected within the frame of the buy-back model.
Despite a smaller number of newly leased vehicles during the 4th quarter of 2007 and during 12 months of 2007 as compared to the corresponding periods of the past year, sales of Hertz Lease department have gone up substantially. The Company reported a growth in sales during the 4th quarter of 2007 by 32% yoy and during 12 months of 2007 by 21% yoy. This is attributable to the growing number of leased cars year-to-date (as at December 31, 2007, the number of leased cars totaled 2322 vehicles, while as at December 31, 2006, the number of leased cars totaled 1909 vehicles). Further fast expansion of the leasing business is dependant upon the level of disposable fund for vehicle fleet expansion.

The Orbis Transport Group recorded a growth of sales by 15,8% yoy during the 4th quarter of 2007 and by 6,0% yoy during 12 months of 2007. The growth of revenues was impacted by the car lease business, as well as car rent business. Other business areas such as coach transportation or daughter companies' businesses generated smaller sales. A systematic expansion of the fleet, both passenger vehicles as well as coach vehicles, resulted in the growth of depreciation and insurance cost items in 2007. Greater migration in search of work (also affecting us drivers) forced the growth of salaries. The largest contribution to other operating income came from the sale of the PKS Gdańsk investment in October 2007.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.5 Seasonality or cyclicality of operations

Sales of the Group throughout the year are plagued by seasonality. Major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third and the first quarter as the last in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Traditionally, there is one month the fourth quarter with a high demand level for services in all the segments from business clients. In the last two months of the quarter, the demand for all the services provided by the Group is clearly going down, mainly due to the Polish climate as well as the Christmas season.

	Hotels & restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters
I quarter of 2006	137 578	19,8%	25 208	12,9%	35 423	21,6%	198 209	18,8%
II quarter of 2006	191 379	28,0%	53 688	27,3%	41 027	24,5%	286 094	27,3%
III quarter of 2006	205 674	29,9%	98 069	46,1%	49 175	29,6%	352 918	33,1%
IV quarter of 2006	173 921	24,5%	37 495	17,5%	40 645	24,4%	252 061	23,1%
I quarter of 2007	160 251	21,9%	32 671	14,7%	37 820	22,4%	230 742	20,6%
II quarter of 2007	212 535	28,2%	58 018	25,6%	44 243	25,7%	314 796	27,4%
III quarter of 2007	212 706	28,0%	109 040	46,0%	47 060	27,7%	368 806	31,6%
IV quarter of 2007	183 796	23,9%	38 909	16,3%	47 060	26,7%	269 765	22,8%

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Segment revenue and segment result for individual business segments

The following net sales, costs and segment results are calculated based on value before consolidation adjustments in accordance with IAS 14.

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007 / 2006	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007 / 2006	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007 / 2006
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants*	181 075	168 312	7,58%	2 721	5 609	-51,49%	183 796	173 921	5,68%
Tourism	38 625	36 322	6,34%	284	1 173	-75,79%	38 909	37 495	3,77%
Transport	46 029	39 748	15,80%	1 031	897	14,94%	47 060	40 645	15,78%
Segment - total	265 729	244 382	8,74%	4 036	7 679	-47,44%	269 765	252 061	7,02%
Unallocated activities	547	954	-42,66%	(4 036)	(7 679)	-47,44%	(3 489)	(6 725)	-48,12%
Group - total	266 276	245 336	8,54%	0	0	0,00%	266 276	245 336	8,54%

	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007 / 2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007 / 2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007 / 2006
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants*	749 451	685 119	9,39%	19 837	23 433	-15,35%	769 288	708 552	8,57%
Tourism	236 943	211 627	11,96%	1 695	2 833	-40,17%	238 638	214 460	11,27%
Transport	172 877	163 749	5,57%	3 306	2 521	31,14%	176 183	166 270	5,96%
Segment - total	1 159 271	1 060 495	9,31%	24 838	28 787	-13,72%	1 184 109	1 089 282	8,71%
Unallocated activities	3 593	4 015	-10,51%	(24 838)	(28 787)	-13,72%	(21 245)	(24 772)	-14,24%
Group - total	1 162 864	1 064 510	9,24%	0	0	0,00%	1 162 864	1 064 510	9,24%

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007 / 2006	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007 / 2006
	Segment results			Segment results		
Hotels & restaurants **	44 408	30 330	46,42%	218 823	182 248	20,07%
Tourism	(1 338)	2 252	-159,41%	13 254	19 305	-31,34%
Transport	8 759	911	861,47%	25 521	13 603	87,61%
Segment - total	51 829	33 493	54,75%	257 598	215 156	19,73%
Unallocated activities	40 426	3 541	1041,65%	(104 537)	(126 268)	-17,21%
Group - total	92 255	37 034	149,11%	153 061	88 888	72,20%

* The overall result of „Hotels with restaurants" segment does not include: rental of investment property and income from sale of trademarks, presented in the revenues of the Orbis Hotel Group (item 4.2 of this report).

** The overall result of „Hotels with restaurants" segment includes sales and cost of sales, rental of investment property and income from sale of trademarks excluded, and the distribution and marketing expenses of the Orbis Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. BALANCE SHEET OF THE GROUP

	As at Dec. 31, 2007	As at Sep. 30, 2007	% change in 3 months ended Dec. 31, 2007	As at Dec. 31, 2006	% change in 12 months ended Dec. 31, 2007
Non-current assets	2 095 645	2 044 878	2,48%	2 039 955	2,73%
% share in the balance sheet total	*88,58%*	*87,94%*		*90,06%*	
Current assets	246 081	263 290	-6,54%	217 954	12,91%
% share in the balance sheet total	*10,40%*	*11,32%*		*9,62%*	
Non-current assets classified as held for sale	24 069	17 177	40,12%	7 143	236,96%
TOTAL ASSETS	**2 365 795**	**2 325 345**	**1,74%**	**2 265 052**	**4,45%**
Equity attributable to the parent company	1 797 484	1 705 223	5,41%	1 660 003	8,28%
% share in the balance sheet total	*75,98%*	*73,33%*		*73,29%*	
Minority interests	1 773	1 567	13,15%	1 717	3,26%
% share in the balance sheet total	*0,07%*	*0,07%*		*0,08%*	
Non-current liabilities	299 896	337 202	-11,06%	343 813	-12,77%
- of which: borrowings	190 154	230 542	-17,52%	230 305	-17,43%
% share in the balance sheet total	*12,68%*	*14,50%*		*15,18%*	
Current liabilities	266 642	281 353	-5,23%	259 519	2,74%
- of which: borrowings	86 065	95 970	-10,32%	85 565	0,58%
% share in the balance sheet total	*11,27%*	*12,10%*		*11,46%*	
TOTAL EQUITY AND LIABILITIES	**2 365 795**	**2 325 345**	**1,74%**	**2 265 052**	**4,45%**
Debt/total capital employed ratio	15,37%	19,15%	-3,78pp	19,03%	-3,66pp
Debt ratio (total liabilities/total assets ratio)	23,95%	26,60%	-2,65pp	26,64%	-2,69pp

5.1 Non-current assets

The non-current assets are dominated by property, plant and equipment (92.2%) with most significant items including: hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. As compared to the end of September 2007 and the end of December 2006, non-current assets grew by 2.5 and 2.7% respectively, while property, plant and equipment increased by 2.9% and 3.1% respectively. This growth is mainly attributable to substantial capital expenditure on new hotels and planned modernization of the existing property, plant and equipment within the frame of implementing the development strategy of the Orbis Hotel Group. In addition, Orbis Travel incurred capital expenditure on its new headquarters, while the Orbis Transport Group invested in the purchase of passenger cars for car rental and lease businesses. Growth of the property, plant and equipment item was reported despite the sale, in the 4th quarter of 2007, of the title to perpetual usufruct of land and title to the building of the Grand Hotel in Łódź and the Silesia Hotel in Katowice (in the latter case, the Company exchanged the property, plant and equipment in question for an undeveloped plot of land in Kraków, which shall be utilized in line with the Company's development strategy). The Grand Hotel in Łódź shall remain leased by Orbis S.A. and shall continue to be operated by the Company for the purpose of conducting hotel business for a period of two years. In addition, in order to comply with the IFRS 5, the values of the title to usufruct of land and title to the buildings of the Neptun Hotel in Szczecin apportioned to the non-current assets held for sale item.

Major changes have also been reported in the item Investments property. This item declined at the end of 2007 by 3.6% and 5.1% respectively as compared to the 3rd quarter of 2006 and 12 months of 2006. It is mainly attributable to transaction of the company Orbis S.A. involving the sale of interest in the associated company PH Majewicz and sale of interest in joint ownership of land and the building of the Pod Orłem Hotel in Bydgoszcz.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Other items of non-current assets remained at more or less the same level during the reporting periods of 2007.

5.2 Current assets

Three items dominate the current assets, i.e., cash and cash equivalents (accounting for 43.2% of current assets), trade receivables (24.4% share) and other current receivables (25.8 % share). Increase of cash and cash equivalents (by 14.9% yoy) in the 4th quarter of 2007 in comparison with the end of September 2007 results from the impact of sale of investment properties. As compared to the end of 2006, the value of cash and cash equivalents remains at more or less the same level. Trade receivables in the 4th quarter of 2007 are lower than at the end of three quarters of 2007 (decline by 35.0 %), which is highly impacted by the level of the Group's business, which is seasonal by nature. As compared to the end of December 2006, trade receivables grew by 8.4 %. Other current receivables composed predominantly of taxes, grants, customs duties and social security receivable, prepaid tangible assets and intangible assets, prepayments as well as security deposits and guarantees increased, in comparison with the end of September 2007 and end of December in 2006 by 16.5 % and 37.6 % respectively, as a result of the growth of social security receivables, repaid tangible assets and intangible assets, reimbursement of damages and financial lease.
As at the end of the year 2007 Orbis S.A. held securities acquired at an earlier date with a view of their future disposal at a profit. These securities are posted at Financial assets at fair value in the Income Statement.
The other items of current assets remained at more or less the same level during all the reporting periods of 2007.

5.3 Non-current liabilities

Non-current liabilities are dominated by borrowings that account for 63.4% of the total value of this item. As at December 31, 2007, this item declined in comparison with its value as at the end of the 3rd quarter of 2007 and as at December 31, 2006, by 17.5% and 17.4% respectively, The decrease is mainly attributable to appropriation of a loan installment amounting to PLN 39 191 thousand to the current liabilities item by Orbis S.A.
Provision for deferred income tax (22.5% share) primarily established by Orbis S.A. is the second largest item. The last major item of non-current liabilities is the provision for pension and similar benefits (12.0% share). This item has declined slightly as compared to the end of the 3rd quarter of 2007, yet it grew as compared to the December 31, 2006 (by 9.0%) as a result of changes in the payroll system which has been included in the actuary's calculations at the end of 2007.

5.4 Current liabilities

The most important items of current liabilities include trade payables (34.6% share), borrowings (32.3% share) and other current payables (27.0% share). In the 4th quarter of 2007, the level of trade payables increased in comparison with its value as at September 30, 2007, by 28.0%, mainly due to growth of trade payables in Orbis S.A. and in the Orbis Transport Group. As compared to December 31, 2007, this item increased by 3.2% only. The borrowings item fell by 10.3% as compared to its value as at September 30, 2007, as the Orbis Transport Group has repaid its debt to Citibank amounting to PLN 7 milion.
Posting PLN 39 million loan installment by Orbis S.A. from non-current liabilities during the 4th quarter of 2007 coincided in time with the repayment of an installment with the same amount and did not in any way impact the balance of this item. As compared to the end of December 2006, this item remained at a similar level.
Other current payables comprise, first and foremost, taxes, customs duties and social security payable, advances and down payments as well as payables under financial lease. Other current payables decreased by 28.0% as compared to September 30, 2007 chiefly owing to the lower value of advance payments received by Orbis Travel, settlement of transaction involving the sale of a PKS depot in Gdańsk and receipt of a prepayment by PKS Tarnobrzeg in the amount of PLN 3 000 thousand for the purchase of a depot in Tarnobrzeg. As compared to December 31, 2006, other current payables grew by 0.4% only.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.5 Borrowings

Creditor		Amount of borrowings with maturity as at the balance sheet date, i.e. Dec. 31, 2007		Current borrowings	Non-current borrowings	
		PLN	CHF		maturity 1-3 years	maturity above 3 years
Fixed-term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)		227 213		40 880	92 992	93 341
Kredyt Bank SA		2 123		2 052	71	0
Kredyt Bank SA	revolving credit facility (CHF)	9 115	4 217	9 115	0	0
Kredyt Bank SA	overdraft	34 018		34 018	0	0
Kredyt Bank SA	investment loan	1 875		0	1 875	0
Kredyt Bank SA	investment loan	1 875		0	1 875	0
TOTAL :		**276 219**	**4 217**	**86 065**	**96 813**	**93 341**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Items in which major changes occured	As at Dec. 31, 2007 (change in 3 months of 2007)	As at Sept. 30, 2007 (change in 9 months of 2007)	% change in 3 months ended Dec. 31, 2007	As at Dec. 31, 2006 (change in 3 months of 2006)	% change in 12 months ended Dec. 31, 2007
DEFERRED TAX PROVISION AND ASSETS*					
1. Provision for deferred tax	67 587	62 057	8,91%	70 169	-3,68%
2. Deferred tax assets	615	676	-9,02%	720	-14,58%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	**43 017**	**43 124**	**-0,25%**	**38 983**	**10,35%**
Opening balance	43 124	38 983		45 020	
- created	2 123	6 621		6 653	
- used	(1 432)	(1 991)		(2 223)	
- released	(798)	(489)		(10 467)	
Closing balance	43 017	43 124		38 983	
3. Provision for restructuring costs	**306**	**477**	**-35,85%**	**5 752**	**-94,68%**
Opening balance	477	5 752		1 042	
- created	306	0		5 752	
- used	(160)	(5 275)		(1 042)	
- released	(317)	0		0	
Closing balance	306	477		5 752	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 985**	**6 059**	**-34,23%**	**6 059**	**-34,23%**
Opening balance	6 059	6 059		6 059	
- created	0	0		0	
- used	(2 074)	0		0	
- reversed	0	0		0	
Closing balance	3 985	6 059		6 059	
2. Impairment of property, plant and equipment	**423 888**	**466 992**	**-9,23%**	**468 242**	**-9,47%**
Opening balance	466 992	468 242		496 121	
- created	29 338	47		51 276	
- appropriated	0	(58)		0	
- used	(17 012)	(1 239)		0	
- reversed	(55 430)	0		(79 155)	
Closing balance	423 888	466 992		468 242	

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies that do not belong to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

In the 4th quarter of 2007, the following changes were reported in contingent assets and liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended Sept. 30, 2007	Financial terms and other remarks
	Contingent liabilities of Orbis S.A.					
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank Handlowy w Warszawie S A.	"Orbis Transport" Sp. z o.o. - subsidiary	April 21, 2008	0	(8 400)	
	Contingent liabilities of Hekon Hotele Ekonomiczne S.A.					
Guarantee for bank borrowings of PLN 500 million	Bank Handlowy and Societe Generale (the main appointed arrangers), BZ WBK Caylon (arrangers)	ORBIS SA	7 years with 2 options to defer payment date by 1 year	227 213	(42 471)	
	Contingent liabilities of Orbis Tranport Sp. z o.o.					
Surety in favour of PKS Gdańsk	BP Polska Sp.z o.o.	PKS Gdańsk Sp. z o.o.	Sep. 21, 2007	600	600	surety under the civil law for purchase of fuel
Surety in favour of PKS Tarnobrzeg	BP Polska Sp.z o.o.	PKS Tarnobrzeg Sp. z o.o.	Dec. 31, 2007	100	0	surety under the civil law for purchase of fuel
		Total contingent liabiliites:		232 913	(50 271)	
		Including loan guarantees or guarantee surety in the Group		232 913	(50 271)	
		Received by PBP Orbis Sp. z o.o.				
Bank guarantee	Gulliver Travel Associates		September 01,2008	55	55	
Bank guarantee	Blue City Sp. z o o.		March 31, 200	10	1	
		TOTAL contingent assets		65	56	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. CASH FLOWS IN THE GROUP

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Cash flows from operating activities	18 820	69 214	-72,81%	188 054	197 440	-4,75%
Cash flows from investing activities	49 781	7 943	526,73%	(115 484)	(141 923)	-18,63%
Cash flows from financing activities	(54 778)	(45 570)	20,21%	(73 436)	(29 811)	146,34%
Total net cash flows	**13 823**	**31 587**	**-56,24%**	**(866)**	**25 706**	**-103,37%**
Cash and cash equivalents at the end of period	106 381	107 247	-0,81%	106 381	107 247	-0,81%

In the 4th quarter of 2007, the Orbis Group recorded positive net cash flows from operating activities and investment activities which in absolute values exceeded the negative net cash flows from financing activities. During 12 months of 2007, the group reported minor negative cash flows, which indicated that expenditure was paid for not only from operating proceeds and other proceeds, but also from the Company's funds. The ratio of capacity to generate cash from operating activities amounted to 11.5% in the 4th quarter of 2007 and 41.8% for 12 months of 2007 due to major transactions involving sale of real property in the 4th quarter of 2007, which are presented in the cash flow under investment activities and result in a negative adjustment under the operating activities.

6.1 Operating activities

In the 4th quarter of 2007, the Orbis Group reported positive net cash flows from operating activities, which have been lower than profit before tax during the reporting periods. It has been caused by a high adjustment of profits on investment activities, resulting from the sale by Orbis S.A. of two hotels: the Grand Hotel in Łódź and the Silesia Hotel in Katowice, investment real property and interest in an associated company PH Majewicz, sale by the Orbis Transport Group of a PKS depot in Gdańsk, investment property and interest in an associated company, as well as impairment reversal of tangible assets as a result of valuation performed at the end of 2007, posted to another item– other adjustments. In addition, other current payables have also been subject to a major negative adjustment. It is attributable to their decline in PBP Orbis Sp. z o.o. Consequently, the cash flows during the 4th quarter of 2007 and during the 12 months of 2007 were lower as compared to the corresponding period of the past year.

Traditionally, the biggest positive adjustment of the profit concerned depreciation/amortization and a change in receivables.

6.2 Investing activities

The Orbis Group generated positive net cash flows from investing activities during the 4th quarter of 2007 and negative net cashflows during the 12 months of 2007. The largest positive cash flows from investing activities of the Orbis Group in the 4th quarter of 2007 and 12 months of 2007 include income from the sale of property, plant and equipment as a result of transactions described above. In addition, the results of the 4th quarter were impacted by the proceeds from sale of investment property and proceeds from sale of interest in the associated company PH Majewicz.

The expenditures that had a powerful impact on negative cash flows from investing activities during the 4th quarter of 2007 as well as during the 12 months of 2007 were expenditures for acquisition of property, plant and equipment and intangible assets. Such expenditure was incurred owing to the Orbis Hotel Group's involvement in investment projects being a part of Orbis S.A. development strategy, investment into new headquarters of Orbis Travel, purchase of motor vehicles and buses for rent and lease in Orbis Transport Sp. z o.o.

The investment expenditure ratio in the 4rd quarter of 2007 and during 12 months of 2007 equaled 20.0% and 51.2%, respectively, which means that cash from other activities had to be used in addition to funds from operating activities.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6.3 Financing activities

In the 4th quarter of 2007, the Orbis Group generated negative cash flows from financing activities, just as in the corresponding period of the past year and just as throughout 12 months of the year 2006 and 2007. During the 4th quarter of 2007 only Orbis Travel had an overdraft in its current account for PLN 1 252 thousand, while during 12 months of the year Orbis Transport Group had an overdraft in its current account amounting to PLN 7 177 thousand and Orbis Travel had an overdraft in the amount of PLN 1 271 thousand. Negative cash flows from these operations were primarily caused by repayment of a loan by Orbis S.A. in the 4th quarter of 2007 in the amount of PLN 39 191 thousand and repayment of a loan by Orbis Transport in the amount of PLN 8 427 thousand, while in respect of a period embracing the 12 months of the year, by the payment by Orbis S.A. of dividend to its shareholders.

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at Dec. 31, 2007	As at Sept. 30, 2007	% change in 3 months ended Dec. 31, 2007	As at Dec. 31, 2006 (change in 3 months of 2006)	% change in 12 months ended Dec. 31, 2007
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Exchange differences on consolidation	(860)	(697)	-23,39%	(628)	-36,94%
Retained earnings	1 147 257	1 054 833	8,76%	1 009 544	13,64%
Equity attributable to equity holders of the parent company	**1 797 484**	**1 705 223**	**5,41%**	**1 660 003**	**8,28%**
Minority interests	1 773	1 567	13,15%	1 717	3,26%
Equity	**1 799 257**	**1 706 790**	**5,42%**	**1 661 720**	**8,28%**

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the 4th quarter of 2007 was brought about predominantly by the booking of net profit for the current financial period of PLN 92 424 thousand. Change in the amount of retained earnings during the period of 12 months has been caused by appropriation of profit for 2007 and payment of dividend out of 2006 profits.

Dividends paid out by Orbis S.A.:

- Orbis S.A. – dividend in the amount of PLN 15 667 thousand to be paid out to the shareholders of the Company by virtue of a resolution of the General Shareholders' Meeting of „Orbis" S.A. dated June 28, 2007 was paid on August 17, 2007.

Dividends payable to Orbis S.A.:

- HEKON S.A. – dividend in the amount of PLN 32 984 thousand (gross) payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company on June 26, 2007 was paid to Orbis S.A. bank account on July 4, 2007.

- Orbis Kontrakty Sp. z o.o. – dividend in the amount of PLN 5 081 thousand payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company dated May 29, 2007, was paid to Orbis S.A. bank account on 5 and 29 June 2007 and dividend in the amount of PLN 1 270 thousand payable to Hekon – Hotele Ekonomiczne S.A. by virtue of a resolution no IV of the Annual General

Shareholders' Meeting of the Company dated May 29, 2007, was paid to Hekon bank account on 5 June and 2 July 2007.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

Below presented is the impact of the following non-recurring and one-off events on the financial results for the 12 months ended Dec. 31, 2007 and the year 2006:

1. sale of hotels – result on the sale in the amount of PLN 34 650 thousand (concerns the year 2006) and PLN 64 185 thousand (concerns the year 2007),
2. setting up a provision for restructuring in the amount of 5 752 (concerns the year 2006).

The 'pro forma' result on on-going concern fixed according to uniform criteria, with the exclusion of the impact of the above mentioned events, are as follows:

in PLN thousand	3 months ended Dec.31,2007	3 months ended Dec.31,2006	% change 2007/2006	12 months ended Dec.31,2007	12 months ended31,2006	% change 2007/ 2006
Zysk (strata) netto z ogółu działalności	**92 255**	**37 034**	**149,11%**	**153 061**	**88 888**	**72,20%**
1. sale of hotels *	**(50 158)**	**(28 067)**		**0**	**(28 067)**	
2. setting up a restructing provision	0	5 728		0	5 752	
Net "pro forma" profit (loss) on continued operations	**42 097**	**14 696**	**186,46%**	**153 061**	**66 574**	**129,91%**

* including impact on the corporate income tax

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 12 months of the current year, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A.) – revenues amounted to PLN 1 745 thousand, including PLN 1 735 thousand under the management contract, while expenses totaled PLN 16 427 thousand, including PLN 16 238 thousand as license fee. Revenues during 12 months of 2006 amounted to PLN 1 867 thousand, including PLN 1 793 thousand under the management contract, while expenses totaled PLN 14 801 thousand, including PLN 14 656 thousand as license fee. Receivables as at December 31, 2007 under these transactions amounted to PLN 729 thousand. Receivables as at December 31, 2006 under these transactions amounted to PLN 403 thousand. Payables as at December 31, 2007 amounted to PLN 4 002 thousand as at December 31, 2007, while payables as at December 31, 2006 amounted to PLN 4 027 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system during 12 months of 2007 amounted to PLN 2 640 thousand in comparison with PLN 2 233 thousand in the corresponding period of 2006. Payables to Accor Centres de Contacts Clients as at December 31, 2007 amounted to PLN 385 thousand, while payables as at December 31, 2006 amounted to PLN 419 thousand.
- with Accor Guarantee Lease Fees (a company related to Accor S.A.), expenses during 12 months of 2007 totaled PLN 389 thousand, and during 12 months of 2006 –PLN 407 thousand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

As at December 31, 2007	Orbis S.A.	Hekon S.A.	UAB Hekon	Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	Total eliminations
Intragroup transactions							
Receivables	44 262	145 399	0	2	68	336	190 067
Payables	144 190	3 428	1 407	5	1 155	39 882	190 067
Expenses	12 690	6 712	126	103	17 402	5 562	42 595
Revenues	26 915	10 679	0	0	1 695	3 306	42 595

11. CHANGES IN ACCOUNTING POLICIES

No change in the accounting policies occurred as compared to the financial statements published as at December 31, 2006.

12. EVENTS AFTER THE BALANCE SHEET DATE

On January 2008, the National Court register registered an increase of equity of the company Capital Parking Sp. z o.o., approved by the Extraordinary Shareholders' Meeting on November 29, 2007.

13. ISSUER'S SHAREHOLDERS

As at February 28, 2008, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at February 28, 2008, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. Of shares held as at November 14,2007 (no. of voting rights at the GM)	% share in share capital as at November 11, 2007 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from August 14, 2007 to November 14, 2007
- Accor S.A.:	**20 955 773**	**45,48%**	
including subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. -customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**9 377 690**	**20,35%**	**4,02**
including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S A	*4 624 770*	*10,04%*	
- Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

(all amounts are quoted in PLN thousand, unless otherwise stated)

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

According to the Company's knowledge, as at February 28, 2008, members of the Management Board held the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2 607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3 000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Marcin Szewczykowski - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at February 28, 2008, members of the Supervisory Board of the 7th tenure held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Michael Flaxman
   does not hold any Orbis S.A. shares
4. Christophe Guillemot
   does not hold any Orbis S.A. shares
5. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
6. Artur Gabor
   does not hold any Orbis S.A. shares
7. Jacek Kseń
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
    does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021	unknown	Notification of the Housing and Municipal Development Office dated April 18, 2002 pending proceedings for declaration of invalidity of an administrative decision	Applicants: P.P. A.J. Blikle and H.M. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at 24/26 Nowogrodzka str. to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006	1) Applicants: J. and T. Sławiński (presently, the heirs: E.Sławińska and others Participant: Orbis S.A. 2) Applicant: J. Kubiaczyk-Grodzka (one of heirs of T. Sławiński)	1) The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property. The heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new information on the case. 2) Mrs. J. Kubiaczyk-Grodzka applied for declaration of invalidity of the decision. By virtue of decision dated January 22, 2007, the Minister of Construction refused to declare the said decision invalid.
Proceedings for payment of remuneration for use of the real property located in Cracow at 11 Pijarska Street	PLN 1,345 thd	Plaintiffs: 1) S., P., G., A. Marczak – March 2003 2) A. and M. Marczak – April 2004 3) Irena Kuc-November 2004 4) JanuszTabor and Irena Ciapała – November 2004	Plaintiffs: S., P., G., A., A. i M. Marczak and I. Kuc, E. Ciapała, J. Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. The District Court in Cracow issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement house, as well as on appointment of a court expert by the Court. The opinion of the court expert has not yet been submitted to the Court.
Proceedings for reimbursement (proportionally to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska Street in Cracow	PLN 1,541 thd	Statement of claim dated November 29,2004	Plaintiff: Orbis S.A. Defendants: s. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application. Orbis S.A. appealed against this decision. A new court expert has been appointed, but the date of hearing of the court expert by the Court has not been scheduled.
11 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5 000 to PLN 67 200 for termination of employment in violation of the law.	Some employees seek compensation of 67 thousand, while some seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-28 thousand	from July 2005 from the end of September 2005	Plaintiffs: approx. 11 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A..	Orbis S.A. applies for dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 11 claims, the proceedings related to these claims are at the stage of hearing of the parties' witnesses. So fat the court ruled in 4 cases (the judgments are not yet fully enforceable) in favor of Orbis S.A. and dismissed all the claims of the employees. Three employees filed appeals, while Orbis S.A. filed for dismissal of the appeals. The other cases are suspended.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
22 proceedings (64 actions) initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005.	The total amount of claims is approx. 776 thousand.	First statements of claim were filed in July 2006	64 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed. Some cases have been suspended.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at ul. Zagórna 1 in Warsaw is unjustified and that a lower amount of the fee is justified	PLN 230 thousand	Application to the Self-Government Appellate Board (SKO) dated January 12, 2005	Applicant: Orbis SA Participant: the State Treasury represented by the President of the city of Warsaw	The Self-Government Appellate Board (SKO) decided that an abated fee applies to the parties as of January 1, 2005. Since the application of Orbis S.A. was considered only partially, an appeal was filed to a common court of aw. The case is pending. The date of hearing has not yet been scheduled.
Proceedings for determination that the decision of the Krakow Voivod dated February 19, 1993, concerning acquisition of the title, by operation of the law, to perpetual usufruct of a plot of land, and the ownership title to the hotel building of the Cracovia Hotel (owned by the State Treasury) by PP Orbis was illegitimate	unknown	Notice of the Minister of Construction dated May 12 , 2007	Applicant: The Norbert's Monastery in Cracow; Participant: the Minister of Construction	By a decision dated October 12, 2007, the Minister of Construction decided that the decision of the Małopolskie Voivod dated February 19, 1993, concerning granting the title to property to PP Orbis in Warsaw was illegitimate. Orbis S.A. applied to the Minister of Infrastructure to institute proceedings pending before the Minister of Infrastructure on the basis of an application to reconsider the decision of the Minister of Construction dated October 12, 2007.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at ul. Złota 48/54 in Warsaw is unjustified	PLN 521 thousand	Application to the Self-Government Appellate Board (SKO) dated December 18, 2007	Applicant: Orbis SA Participant: the President of the city of Warsaw	The case if pending.
Application to verify the content of the land and mortgage register of the plot no. 180/4 against the actual state of facts and the actual legal status and an application to establish a security	PLN 10 000 thousand	Claim dated November 21, 2007	Applicant: The Norbert's Monastery in Cracow; Participant: the State Treasury represented by the President of the city of Krakow acting as the staroste of the municipal area and Orbis S.A.	The date of the hearings has been scheduled for January 21, 2008.
Proceedings for handing over the real property located in Warsaw, Wilanów District, at 27 St. Kostki Potockiego Street, indicated as a plot no. 21/1with area of 4,397 square meters	Plaintiff estimated the value of the subject matter of litigation at PLN 5 000 as the value of the real property or at PLN 377 thd equal to 3-times the monthly rent to be paid for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	Orbis S.A. proposed a compromise in court, which was not accepted by the State Treasury. The attorney of Orbis S.A. applied for dismissal of the claim and informed the court that the proposal for a compromise is withdrawn. On November 20, 2007, the court dismissed the claim of the State Treasury. On December 17, 2007, the State Treasury appealed against this judgment. According to Orbis S.A. attorney, there are legitimate grounds to reject the appeal due to failure to keep the time limit. The case of pending.

ORBIS S.A.

CONDENSED STAND-ALONE FINANCIAL STATEMENT

as at December 31, 2007 and for 12 months ended on December 31, 2007

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at December 31, 2007, September 30, 2007 and December 31, 2006

Assets	balance as at December 31, 2007	balance as at September 30, 2007	balance as at December 31, 2006
Non-current assets	**2 087 442**	**2 036 233**	**2 033 051**
Property, plant and equipment	1 506 844	1 453 897	1 499 872
Intangible assets	1 412	1 072	1 052
Investment in subsidiaries and associates	484 007	484 091	470 085
Available-for-sale financial assets	0	0	31
Other financial assets	0	0	0
Investment property	94 627	96 621	61 459
Other long-term investments	552	552	552
Current assets	**151 195**	**164 323**	**157 120**
Inventories	4 907	4 559	4 937
Trade receivables	26 848	41 657	23 023
Income tax receivables	355	1 190	786
Other short-term receivables	82 422	70 628	75 124
Financial assets at fair value through profit or loss	6 986	6 993	0
Cash and cash equivalents	29 677	39 296	53 250
Non-current assets held for sale	20 869	10 561	0
Total assets	**2 259 506**	**2 211 117**	**2 190 171**

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at December 31, 2007, September 30, 2007 and December 31, 2006

Equity and Liabilities	balance as at December 31, 2007	balance as at September 30, 2007	balance as at December 31, 2006
Total equity	**1 687 038**	**1 615 863**	**1 576 850**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 035 951	964 776	925 763
Non-current liabilities	**283 659**	**321 429**	**325 929**
Borrowings	186 333	225 472	225 305
Deferred income tax liability	63 685	61 251	69 855
Provision for pension and similar benefits	33 641	34 706	30 769
Current liabilities	**288 809**	**273 825**	**287 392**
Borrowings, of which:	183 951	187 406	184 297
- borrowings from related entitles	141 620	142 851	142 804
Trade payables	53 796	27 511	54 183
Current income tax liabilities	7 437	5 750	1 170
Other current liabilities	36 559	46 980	36 385
Provision for pension and similar benefits	5 965	4 906	4 769
Provisions for liabilities	1 101	1 272	6 588
Total equity and liabilities	**2 259 506**	**2 211 117**	**2 190 171**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 12 months and for 3 months ended on December 31, 2007 with comparable figures for the year 2006

	3 months ended on December 31, 2007	12 months ended on December 31, 2007	3 months ended on December 31, 2006	12 months ended on December 31, 2006
Net sales of services	150 052	635 465	143 773	586 965
Net sales of products, merchandise and raw materials	379	2 459	1 015	3 046
Cost of services, products, merchandise and raw materials sold	(115 183)	(455 346)	(119 198)	(432 863)
Gross profit on sales	**35 248**	**182 578**	**25 590**	**157 148**
Other operating income	70 346	114 514	40 068	69 128
Distribution & marketing expenses	(10 875)	(39 885)	(12 382)	(41 339)
Overheads & administrative expenses	(26 584)	(104 118)	(28 584)	(99 123)
Other operating expenses	(4 648)	(10 855)	(10 855)	(17 887)
Net impairment reversal	26 092	26 092	27 041	27 041
Operating profit	**89 579**	**168 326**	**40 878**	**94 968**
Financial income	25	69	10	48
Financial expenses	(5 322)	(20 250)	(5 916)	(20 601)
Profit before tax	**84 282**	**148 145**	**34 972**	**74 415**
Income tax expense	(13 107)	(22 290)	(5 011)	(11 320)
Net profit for the period	**71 175**	**125 855**	**29 961**	**63 095**
Earnings per ordinary share (in PLN)				
Earnings per share for the period	1,54	2,73	0,65	1,37

Total profit for the period relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 12 months and for 3 months ended on December 31, 2007, with comparable figures for the year 2006

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2006				
Balance as at January 1, 2006	**517 754**	**133 333**	**878 335**	**1 529 422**
- profit for the financial year	0	0	63 095	**63 095**
Total recognised income	**0**	**0**	**63 095**	**63 095**
dividends	0	0	(15 667)	**(15 667)**
Balance as at December 31, 2006	**517 754**	**133 333**	**925 763**	**1 576 850**
Twelve months ended on December 31, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the financial year	0	0	125 855	**125 855**
Total recognised income	**0**	**0**	**125 855**	**125 855**
dividends	0	0	(15 667)	**(15 667)**
Balance as at December 31, 2007	**517 754**	**133 333**	**1 035 951**	**1 687 038**
of which: three months ended on December 31, 2007				
Balance as at October 1, 2007	**517 754**	**133 333**	**964 776**	**1 615 863**
- profit for the period	0	0	71 175	**71 175**
Total recognised income	**0**	**0**	**71 175**	**71 175**
dividends	0	0	0	**0**
Balance as at December 31, 2007	**517 754**	**133 333**	**1 035 951**	**1 687 038**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 12 months and for 3 months ended on December 31, 2007 with comparable figures for the year 2006

	3 months ended on December 31, 2007	12 months ended on December 31, 2007	3 months ended on December 31, 2006	12 months ended on December 31, 2006
OPERATING ACTIVITIES				
Gross profit before tax	**84 282**	**148 145**	**34 972**	**74 415**
Adjustments:	**(66 069)**	**(21 454)**	**21 732**	**45 359**
Depreciation and amortization	19 964	111 791	29 705	109 793
Interest and dividends	4 609	(20 171)	5 073	(4 357)
Profit (loss) on investing activity	(68 596)	(67 995)	(36 804)	(36 852)
Change in receivables	6 565	(16 680)	28 738	(7 820)
Change in current liabilities, excluding borrowings	(2 450)	771	19 171	9 410
Change in provisions	(177)	(1 419)	2 603	1 330
Change in inventories	(348)	30	648	758
Other adjustments	(25 636)	(27 781)	(27 402)	(26 903)
Cash flow from operating activities	**18 213**	**126 691**	**56 704**	**119 774**
Income tax paid	(8 151)	(21 762)	(7 262)	(10 037)
Net cash flow from operating activities	**10 062**	**104 929**	**49 442**	**109 737**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	87 614	89 005	40 879	41 801
Proceed form sale of investment property	3 375	3 375	0	0
Proceeds from sale of shares in related entities	1 210	1 210	0	0
Proceeds from sale of short-term securities	7 010	32 460	15 000	245 416
Dividends received	0	38 065	0	22 079
Interest received	539	1 618	487	1 955
Other income from financial assets	5	2 419	16 204	20 217
Purchase of property, plant and equipment and intangible assets	(64 593)	(172 143)	(43 928)	(154 371)
Purchase of related entities	0	(167)	(13 838)	(13 838)
Purchase of short-term securities	(6 968)	(39 359)	(4 995)	(225 110)
Loans granted to related parties	0	(10 000)	(2 400)	(18 400)
Net cash used in investing activities	**28 192**	**(53 517)**	**7 409**	**(80 251)**
FINANCING ACTIVITIES				
Proceed from borrowings	0	0	12 000	62 000
Repayment of borrowings	(39 393)	(39 594)	(39 392)	(39 593)
Interest payment	(8 310)	(19 365)	(7 566)	(18 760)
Dividends paid to Shareholders	0	(15 667)	0	(15 667)
Other financial cash flow	(170)	(359)	(111)	(459)
Net cash used in financing activities	**(47 873)**	**(74 985)**	**(35 069)**	**(12 479)**
Change in cash and cash equivalents	**(9 619)**	**(23 573)**	**21 782**	**17 007**
Cash and cash equivalents at the beginning of period	**39 296**	**53 250**	**31 468**	**35 243**
Cash and cash equivalents at the end of period	**29 677**	**29 677**	**53 250**	**53 250**

NOTES TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS OF ORBIS S.A. AS AT DECEMBER 31, 2007 AND FOR 12 MONTHS ENDED DECEMBER 31, 2007.

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs close to 3.4 thousand persons and operates a network of 42 hotels (8,396 rooms) in 27 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap brands.

These condensed interim financial statements have been **prepared as at December 31, 2007 and for 12 months ended December 31, 2007** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

The attached condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the consolidated interim financial statements of the Orbis Group for the semi-annual period of 2007. These policies have been consistently applied to all the years presented in the financial statements. Divergence from the data reported earlier is presented in section 10 hereof.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. should be read in conjunction with the consolidated interim financial statements of the Orbis Group as at December 31, 2007 and for 12 months ended on December 31, 2007 (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Net sales of products, merchandise and raw materials	150 431	144 788	3,90%	637 924	590 011	8,12%
% share in total revenues	**68,13%**	**78,32%**		**84,77%**	**89,51%**	
Cost of goods sold	(115 183)	(119 198)	-3,37%	(455 346)	(432 863)	5,19%
Selling and marketing costs	(10 875)	(12 382)	-12,17%	(39 885)	(41 339)	-3,52%
Administrative expenses	(26 584)	(28 584)	-7,00%	(104 118)	(99 123)	5,04%
of which:						
-depreciation & amortization	(19 964)	(29 705)	-32,79%	(111 791)	(109 793)	1,82%
- staff costs	(56 215)	(51 792)	8,54%	(206 875)	(188 552)	9,72%
- outsourced services	(37 083)	(38 947)	-4,79%	(128 886)	(128 021)	0,68%
% share in total costs	**93,87%**	**90,52%**		**95,07%**	**93,71%**	
Other operating income	70 346	40 068	75,57%	114 514	69 128	65,66%
Other operating expenses	(4 648)	(10 855)	-57,18%	(10 855)	(17 887)	-39,31%
Net impairment reversal	26 092	27 041	-3,51%	26 092	27 041	-3,51%
Operating profit - EBIT	**89 579**	**40 878**	**119,14%**	**168 326**	**94 968**	**77,24%**
Other finance income	25	10	150,00%	69	48	43,75%
Finance costs	(5 322)	(5 916)	-10,04%	(20 250)	(20 601)	-1,70%
Profit before tax	**84 282**	**34 972**	**141,00%**	**148 145**	**74 415**	**99,08%**
Income tax	(13 107)	(5 011)	161,56%	(22 290)	(11 320)	96,91%
Net profit	**71 175**	**29 961**	**137,56%**	**125 855**	**63 095**	**99,47%**
EBIT margin (EBIT/Revenues)	59,55%	28,23%	31,32pp	26,39%	16,10%	10,29pp
EBITDA	**109 543**	**70 583**	**55,20%**	**280 117**	**204 761**	**36,80%**
EBITDA margin (EBITDA/Revenues)	72,82%	48,75%	24,07pp	43,91%	34,70%	9,21pp

Major changes of individual items of the income statement and comments on the results generated by Orbis S.A. in the fourth quarter of 2007 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is presented in point 4.5 of the notes to the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. BALANCE SHEET OF THE COMPANY

	As at Dec. 31, 2007	As at Sept. 30, 2007	% change in 3 months ended on Dec.31, 2007	As at Dec. 31, 2006	% change in 12 months ended on Dec.31, 2007
Non-current assets	2 087 442	2 036 233	2,51%	2 033 051	2,68%
% share in the balance sheet total	*92,38%*	*92,09%*		*92,83%*	
Current assets	151 195	164 323	-7,99%	157 120	-3,77%
% share in the balance sheet total	*6,69%*	*7,43%*		*7,17%*	
Non-current assets held for sale	20 869	10 561	97,60%	0	100,00%
% share in the balance sheet total	*0,92%*	*0,48%*		*0,00%*	
TOTAL ASSETS	**2 259 506**	**2 211 117**	**2,19%**	**2 190 171**	**3,17%**
Equity	1 687 038	1 615 863	4,40%	1 576 850	6,99%
% share in the balance sheet total	*74,66%*	*73,08%*		*72,00%*	
Non-current liabilities	283 659	321 429	-11,75%	325 929	-12,97%
- of which: borrowings	186 333	225 472	-17,36%	225 305	-17,30%
% share in the balance sheet total	*12,55%*	*14,54%*		*14,88%*	
Current liabilities	288 809	273 825	5,47%	287 392	0,49%
- of which: borrowings	183 951	187 406	-1,84%	184 297	-0,19%
% share in the balance sheet total	*12,78%*	*12,38%*		*13,12%*	
TOTAL EQUITY AND LIABILITIES	**2 259 506**	**2 211 117**	**2,19%**	**2 190 171**	**3,17%**
Debt/total capital employed ratio	21,95%	25,55%	-3,60pp	25,98%	-4,03pp
Debt ratio (total liabilities/total assets ratio)	25,34%	26,92%	-1,58pp	28,00%	-2,67pp

4.1 Non-current assets

Owing to the nature of the business, the basic item of the Company's non-current assets is property, plant and equipment accounting for 72.2% of total non-current assets, this figure remaining at a similar level from one reporting period to another. Property, plant and equipment includes, first and foremost, hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. Non-current assets grew by 2.5% and 2.7% as compared to their balance as at the end of the third quarter of 2007 and as at the end of 2006. This growth results predominantly from substantial capital expenditure on new hotels and planned modernizations of existing establishments. For those reasons, the item of property, plant and equipment grew in those periods by 3.6% and 0.5% respectively. The said growth was reported despite the sale of the right to perpetual usufruct and the real property of the Grand hotel in Łódź and the Silesia hotel in Katowice in the fourth quarter, although in case of the latter hotel the Company exchanged the assets concerned for an undeveloped plot of land in Cracow to be utilized within the framework of pursuance of the development strategy. When the contract of sale was executed, a contract of lease of the Grand hotel in Łódź by Orbis S.A., with a term of 2 years, came into force. Moreover, the value of the rights to usufruct and of real property of the Neptun hotel in Szczecin were reclassified to the group of non-current

(all amounts are quoted in PLN thousand, unless otherwise stated)

assets classified as held for sale, in order to comply with the requirements of IFRS 5. An investment in shares in a subsidiary, Orbis Transport Sp. z o.o., for an amount of PLN 14 006 thousand, made in the second quarter of 2007, as well as the sale of shares in an affiliated company PH Majewicz Sp. z o.o. resulted in a change in the item of investments in subsidiaries and associates as at the end of 2007 as compared to the corresponding period of 2006. The investment property item declined slightly by 2.1% as compared to the third quarter of 2007 owing to the sale of an investment property (share in co-ownership of land and the building of the Pod Orlem hotel in Bydgoszcz) in the fourth quarter, but this item went up significantly, by 54.0%, as compared to the balance as at the end of December 2006 because an Etap hotel was rendered operational in Warsaw in the first half of 2007.

4.2 Current assets

The major sub-item of current assets in the fourth quarter of 2007 comprises other current receivables (54.5% share). This item comprises, predominantly, short-term loans granted to subsidiaries as well as short-term prepayments, advances on property, plant and equipment and intangible assets, as well as and taxes, grants, customs duties, social security and other public-law benefits receivable. As compared to the preceding quarter of the current year, current receivables grew by 16.7 % and as compared to 2006 grew by 9.7%. The growth during the last quarter is attributable, predominantly, to an increase in receivables for public-law benefits and advances on property, plant and equipment. Trade receivables, accounting for 17.8 % of total current assets. Its level is affected by turnover from hotel business which, assessed on the quarterly basis in connection with seasonality typical of this type of business, is the lowest in the fourth quarter of the year (a 35.5% drop in receivables as compared to the balance as at the end of the third quarter of 2007. However, when comparing the 12 months of 2007 to the corresponding period of 2006, trade receivables went up by 16.6%. An important item as at the end of the fourth quarter of 2006 is cash and cash equivalents (19.6% share) which reported a decline as compared to both the end of the third quarter of 2007 and to the corresponding period of the preceding year, by 24.5% and 44.3% accordingly. The item of financial assets at fair value through profit or loss, accounting for 4.6% of the total value of current assets presents securities (bonds) that the Company purchases in order to derive economic benefits arising from short-term price fluctuations. This item remained at a level close to that reported in the preceding period.

4.3 Non-current liabilities

Non-current liabilities of the Company comprise three main items. Borrowings represent the most substantial item of non-current liabilities (65.7% of the total value of non-current liabilities). As at the end of the fourth quarter of 2007 this amount went down by 17.4% and 17.3%, respectively, as compared to the balance as at the end of the third quarter of 2007 and the end of December 2006 as a result of displacement of an installment of a fixed-term bank borrowings of PLN 39 191 thousand to current liabilities.

The second major component (22.5%) is a provision for deferred income tax, which diminished by 8.8% as compared to the end of the past year. The last item of non-current liabilities is the provision for retirement benefits and equivalent obligations, accounting for 11.9% of total non-current liabilities. The value of this item dropped slightly as compared to the balance as at the end of the third quarter of 2007, but it went up by 9.3% against December 31, 2006 as a result, among others, of changes in the payroll system factoring in calculations made by an actuary as at the end of 2007.

4.4 Current liabilities

Alike in the case of non-current liabilities, the current liabilities item is dominated by borrowings (constituting 63.7% of total current liabilities), mainly incurred from companies belonging to the Orbis Group. The value of this item did not change considerably as compared to their balance as at the end of September 2007 and as at the end of December 2006. Displacement of an installment of a fixed-term bank borrowings of PLN 39 191 thousand from non-current liabilities was simultaneous with repayment of a similar installment to the bank and this way it doesn't have an impact on changes in this position. The second most significant item of non-current liabilities is trade payables (18.6 % share) which are influenced by the seasonality of the hotel business pursued by the Company. A 95.5 % growth was reported in trade payables as compared to the third quarter of 2007, and a slight drop as compared to their balance as at the end of past year. The third largest item is other current payables (12.7% share in the total value) which comprise predominantly tax, customs duties and social security payable, salaries, and accruals. Other current payables decreased by 22.2 % as compared to their value in the third quarter, and rose by 0.5 % as compared to the end of December 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date, i.e. Dec. 31, 2007		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity from 1 to 3 years	maturity of over 3 years
Fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	227 213	0	40 880	92 992	93 341
Loans - Hekon-Hotele Ekonomiczne S.A.	143 071	0	143 071	0	0
TOTAL:	**370 284**	**0**	**183 951**	**92 992**	**93 341**

4.6 Changes in estimates of amounts

Items in which major changes ocurred	As at Dec. 31, 2007 (change in 3 months of 2007)	As at Sept. 30, 2007 (change in 9 months of 2007)	% change in 3 months ended Dec. 31, 2007	As at Dec 31, 2006 (change in 3 months of 2006)	% change in 9 months ended Sept. 30, 2007
DEFERRED TAX PROVISION AND ASSETS*					
Provision for deferred tax	**63 685**	**61 251**	**3,97%**	**69 855**	**-8,83%**
PROVISIONS FOR LIABILITIES					
1. Provision for retirement benefit and other obligations	**39 606**	**39 612**	**-0,02%**	**35 538**	**11,45%**
Opening balance	39 612	35 538		38 454	
- created	1 082	6 013		6 311	
- used	(1 088)	(1 939)		(1 849)	
- released	0	0		(7 378)	
Closing balance	39 606	39 612		35 538	
2. Provision for restructuring costs	**306**	**477**	**-35,85%**	**5 752**	**-94,68%**
Opening balance	477	5 752		1 042	
- created	306	0		5 752	
- used	(160)	(5 275)		(1 042)	
- released	(317)	0		0	
Closing balance	306	477		5 752	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 985**	**6 059**	**-34,23%**	**6 059**	**-34,23%**
Opening balance	6 059	6 059		6 059	
- created	0	0		0	
- used	(2 074)	0		0	
- reversed	0	0		0	
Closing balance	3 985	6 059		6 059	
2. Impairment of property, plant and equipment	**423 888**	**466 992**	**-9,23%**	**468 242**	**-9,47%**
Opening balance	466 992	468 242		496 121	
- created	29 338	47		51 276	
- appropriated	0	(58)		0	
- used	(17 012)	(1 239)		0	
- reversed	(55 430)	0		(79 155)	
Closing balance	423 888	466 992		468 242	

*The deferred tax provision and assets are recognized according to their final balance

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued

As at December 31, 2007, contingent assets and liabilities were as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended Dec. 31, 2007	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank Handlowy w Warszawie SA	"Orbis Transport" Sp. z o.o.- subsidiary	April 21, 2008	0	-8 400	
			TOTAL:	**5 000**	**-8 400**	
		of which: sureties for borrowings or guarantees issued within the group:		5 000	-8 400	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. CASH FLOWS IN THE COMPANY

	3 months ended Dec. 31, 2007	3 months ended Dec. 31, 2006	% change 2007/2006	12 months ended Dec. 31, 2007	12 months ended Dec. 31, 2006	% change 2007/2006
Cash flows from operating activities	10 062	49 442	-79,65%	104 929	109 737	-4,38%
Cash flows from investing activities	28 192	7 409	280,51%	(53 517)	(80 251)	-33,31%
Cash flows from financing activities	(47 873)	(35 069)	36,51%	(74 985)	(12 479)	500,89%
Total net cash flows	**(9 619)**	**21 782**	**144,16%**	**(23 573)**	**17 007**	**-238,61%**
Cash and cash equivalents at the end of period	29 677	53 250	-44,27%	29 677	53 250	-44,27%

In the fourth quarter of the current year, and in the 12 months of 2007 alike, the Company reported negative net cash flows, which indicates that expenditure is financed not only from a surplus of cash generated from operating activities but also from own funds.

5.1 Operating activities

Both in the fourth quarter of 2007 and in the entire 2007 year-to-date quite good positive cash flows from operating activities turned out to be lower that profits before taxes reported in these periods.

It was attributable to a high adjustment on account of profits from operating activities caused by the sale of two hotels, namely the Grand hotel in Łódź and the Silesia hotel in Katowice, an investment property and shares in an associate, as well as by reversal of write downs on property, plant and equipment as a result of valuation performed at the end of 2007, recognized under the "other adjustments" item. Also, this brought about lower cash flows in the fourth quarter of 2007 and similar cash flows in 12 months of 2007 as compared to corresponding periods of past year.

However, as a result of the above adjustments, the Company reported positive net cash flows from investing activities in the quarter concerned and a substantial reduction of the negative balance of the cash flows in the entire year 2007 as compared to the year 2006, although the amount of capital expenditure remained at a level close to that reported in the past year.

5.2 Investing activities

Revenues from the sale of property, plant and equipment and intangible assets were the major sources of positive receipts from investing activities in the fourth quarter of 2007 and during 12 months of 2007, which was brought about by the sale of two hotels belonging to the Orbis network, i.e. the Grand hotel in Łódź and the Silesia hotel in Katowice. Furthermore, in the quarter concerned, the result was impacted by revenues from the sale of investment property and revenues from the sale of shares in an associated company PH Majewicz, and in the entire year 2007 – by the value of dividends and share in profit. The growth in the latter item results from the amount of dividend transferred to Orbis S.A. by its subsidiary Hekon – Hotele Ekonomiczne S.A. that was much higher than a year ago.

In the fourth quarter and in 12 months of 2007 alike, negative cash flows from investing activities were to the most extent impacted by higher expenditure on property, plant and equipment and intangible assets than in the corresponding periods of 2006, expenditure on property, plant and equipment and intangible assets, which is connected with investment projects carried out within the framework of pursuance of the development strategy.

The investment expenditure ratio, measured as the share of positive net cash flows from operating activities in the total value of capital expenditure, amounts to 14.1%. The ratio for 12 months of 2007 stands at 47.3%.

5.3 Financing activities

In 2007, the Company did not report any positive cash flows from financing activities because in the period concerned it did not use the subsequent tranche of the credit facility under external financing. The basic expenditure within the framework of financing activities was the repayment of an investment credit facility of PLN 39 191 thousand in the fourth quarter of 2007 and the dividend that had been paid out to the Company shareholders. The

(all amounts are quoted in PLN thousand, unless otherwise stated)

negative cash flows from these activities were impacted by debt servicing expenditure that stood at the level close to the level reported in the past year.

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at Dec. 31, 2007	As at Sept. 30, 2007	% change in 3 months ended on Dec. 31, 2007	As at Dec. 31, 2006	% change in 12 months ended on Dec. 31, 2007
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 035 951	964 776	7,38%	925 763	11,90%
Equity	**1 687 038**	**1 615 863**	**4,40%**	**1 576 850**	**6,99%**

During the fourth quarter of 2007, the level of share capital remained invariably at the level reported in the preceding period.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

The change in retained earnings in the fourth quarter of 2007 in the amount of PLN 71 175 thousand was the result of booking the net profit for the current quarter. Changes during the last 12 months result from the net result 2007 and the payment of dividend for the shareholders of Orbis S.A..

Dividends paid out:

- Orbis S.A. – dividend in the amount of PLN 15 667 thousand payable to the shareholders of the Company by virtue of a resolution of the General Shareholders' Meeting of „Orbis" S.A. dated June 28, 2007, paid out on August 17, 2007.

Dividends received:

- HEKON S.A. – dividend in the amount of PLN 32 984 thousand payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company on June 26, 2007, paid to Orbis S.A. bank account on July 4, 2007,
- Orbis Kontrakty Sp. z o.o. – dividend in the amount of PLN 5 081, payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company dated May 29, 2007, was paid to Orbis S.A. bank account on June 5 and June 29, 2007.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

Below presented is the impact of the following non-recurring and one-off events on the financial results for the 12 months ended Dec. 31, 2007 and the year 2006:

1. sale of hotels – result on the sale in the amount of PLN 34 650 thousand (concerns the year 2006) and PLN 64 185 thousand (concerns the year 2007),
2. setting up a provision for restructuring in the amount of 5 752 (concerns the year 2006).

"Pro forma" results on continued operations determined according to uniform criteria, with the exception of effects of the above events are as follows:

in PLN thousand	3 months ended Dec.31,2007	3 months ended Dec.31,2006	% change 2007/2006	12 months ended Dec.31,2007	12 months ended31,2006	% change 2007/ 2006
Zysk (strata) netto z ogółu działalności	**71 175**	**29 961**	**137,56%**	**125 855**	**63 095**	**99,47%**
1. sale of hotels *	**(50 158)**	**(28 067)**		**0**	**(28 067)**	
2. setting up a restructing provision	0	5 728		0	5 752	
Net "pro forma" profit (loss) on continued operations	**21 017**	**7 623**	**175,72%**	**125 855**	**40 781**	**208,62%**

*including the effects of the corporate income tax

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 12 months of the current year, Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 1 745 thousand, including PLN 1 735 thousand under the management contract, while expenses totaled PLN 12 694 thousand, including PLN 12 542 thousand as license fee. In 2006, revenues amounted to PLN 1 867 thousand, including PLN 1 793 thousand under the management contract, while expenses totaled PLN 11 041 thousand, including PLN 10 929 thousand as license fee. As at December 31, 2007, receivables from the above-mentioned transactions amounted to PLN 559 thousand, while as at December 31, 2006, they were equal to PLN 403 thousand. Payables to Accor Polska sp. z o.o. under the above-mentioned transactions totaled PLN 3 691 thousand as at December 31, 2007, and PLN 3 301 at December 31, 2006.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system in 2007 amounted to PLN 1 865 thousand, while in 2006, this figure totaled 1 506 thousand. Both as at December 31, 2007 and as at December 31, 2006, the Company did not report any payables to Accor Centres de Contacts Clients.
- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels belonging to Orbis S.A. In 2007, revenues from the lease of Etap hotels amounted to PLN 2 845 thousand, and in 2006 to 245 thousand.
- with PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o. and PH Majewicz revenues from the sale of trademark in 2007 equaled PLN 2 249 thousand. During four quarters of 2006 these revenues amounted to PLN 2 658 thousand.
- with Hekon - Hotele Ekonomiczne S.A. revenues under the mutual service contract in 2007 amounted to PLN 3 195 thousand, and costs PLN 2 634 thousand. In the corresponding period of 2006, revenues under these transactions amounted to PLN 2 841 thousand, and costs to PLN 3 409 thousand.
- with Hekon - Hotele Ekonomiczne S.A. costs of interest on borrowings in 2007 amounted to PLN 6 500 thousand, and in 2006 the cost of interest on bonds came to PLN 5 457 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,

(all amounts are quoted in PLN thousand, unless otherwise stated)

c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

No changes occurred in 2007 in the accounting policies as compared to the financial statements published earlier.

11. EVENTS AFTER THE BALANCE SHEET DATE

The event after the balance sheet date is described in point 12 of the consolidated financial statements of the Orbis Group.

12. SHAREHOLDERS

As at February 28, 2008, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at February 28, 2008, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at Feb. 28, 2008 (no. of voting rights at the GM)	% share in share capital as at Feb. 28, 2008 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov. 14, 2007, to Feb. 28, 2008 (since submission of last financial statements)
Accor S.A.:	**20 955 773**	**45,48%**	
[including a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o. - former: Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	*2 303 849*	*4,99%*	-
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.*:	**9 377 690**	**20,35%**	**4,02**
[including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.]:	*4 624 770*	*10,04%*	
Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at February 28, 2008, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 1,000 shares of Orbis S.A.

2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
4. Marcin Szewczykowski - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at February 28, 2008, members of the Supervisory Board (of the Board's 7th tenure) held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Michael Flaxman
   does not hold any Orbis S.A. shares
4. Christophe Guillemot
   does not hold any Orbis S.A. shares
5. Elżbieta Czakiert
   hold 511 Orbis S.A. shares
6. Artur Gabor
   does not hold any Orbis S.A. shares
7. Jacek Kseń
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
    does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements of the Orbis Group.

END